UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       3              YEAR:   2004
GRUPO TELEVISA, S.A.
                                                     CONSOLIDATED BALANCE SHEETS
                                                  AS OF SEPTEMBER 30, 2004 AND 2003
                                                    (Thousands of Mexican Pesos)
                                                                                                                     Final Printing
-----------------------------------------------------------------------------------------------------------------------------------
  REF
                                  CONCEPTS                                         CURRENT YEAR                  PREVIOUS YEAR
                                                                        -----------------------------------------------------------
   S                                                                           Amount           %            Amount            %
-----------------------------------------------------------------------------------------------------------------------------------

   1    TOTAL ASSETS                                                         59,794,730        100         54,636,864         100

   2    CURRENT ASSETS                                                       20,055,961         34         19,582,147          36
   3    CASH AND SHORT-TERM INVESTMENTS                                      10,540,858         18         10,177,416          19
   4    ACCOUNTS AND NOTES RECEIVABLE (NET)                                   3,703,725          6          3,382,109           6
   5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                             1,045,802          2          1,461,412           3
   6    INVENTORIES                                                           4,138,502          7          4,169,523           8
   7    OTHER CURRENT ASSETS                                                    627,074          1            391,687           1
   8    LONG-TERM                                                             6,880,752         12          3,550,631           6
   9    ACCOUNTS AND NOTES RECEIVABLE (NET)                                           0          0                  0           0
  10    INVESTMENT IN SHARES OF NON-CONSOLIDATED
        SUBSIDIARIES AND ASSOCIATES                                           6,607,290         11          3,340,193           6
  11    OTHER INVESTMENTS                                                       273,462          0            210,438           0
  12    PROPERTY, PLANT AND EQUIPMENT (NET)                                  18,733,087         31         16,100,002          29
  13    LAND AND BUILDINGS                                                   12,777,929         21         12,555,338          23
  14    MACHINERY AND INDUSTRIAL EQUIPMENT                                   14,938,870         25         10,913,771          20
  15    OTHER EQUIPMENT                                                       2,893,700          5          2,515,461           5
  16    ACCUMULATED DEPRECIATION                                             12,612,290         21         10,883,532          20
  17    CONSTRUCTION IN PROGRESS                                                734,878          1            998,964           2
  18    DEFERRED ASSETS (NET)                                                 9,396,868         16          9,727,468          18
  19    OTHER ASSETS                                                          4,728,062          8          5,676,616          10

  20    TOTAL LIABILITIES                                                    33,828,417        100         30,257,533         100

  21    CURRENT LIABILITIES                                                   6,823,105         20          4,058,368          13
  22    SUPPLIERS                                                             2,079,468          6          2,046,569           7
  23    BANK LOANS                                                              127,393          0            298,647           1
  24    STOCK MARKET LOANS                                                    2,279,200          7                  0           0
  25    TAXES PAYABLE                                                           395,340          1            286,860           1
  26    OTHER CURRENT LIABILITIES                                             1,941,704          6          1,426,292           5
  27    LONG-TERM LIABILITIES                                                19,182,212         57         16,173,061          53
  28    BANK LOANS                                                            2,012,710          6          2,159,530           7
  29    STOCK MARKET LOANS                                                   15,075,977         45         13,074,352          43
  30    OTHER LOANS                                                           2,093,525          6            939,179           3
  31    DEFERRED LIABILITIES                                                  7,823,100         23          8,099,289          27
  32    OTHER LIABILITIES                                                             0          0          1,926,815           6

  33    CONSOLIDATED STOCKHOLDERS' EQUITY                                    25,966,313        100         24,379,331         100

  34    MINORITY INTEREST                                                      (196,690)        (1)         1,246,952           5
  35    MAJORITY INTEREST                                                    26,163,003        101         23,132,379          95
  36    CONTRIBUTED CAPITAL                                                  13,410,890         52          8,386,361          34
  37    CAPITAL STOCK (NOMINAL)                                               2,524,174         10          1,555,065           6
  38    RESTATEMENT OF  CAPITAL STOCK                                         6,880,690         26          6,598,675          27
  39    PREMIUM ON SALES OF SHARES                                            4,006,026         15            232,621           1
  40    CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                    0          0                  0           0
  41    EARNED CAPITAL                                                       12,752,113         49         14,746,018          60
  42    RETAINED EARNINGS AND CAPITAL RESERVE                                 6,711,560         26         12,161,938          50
  43    RESERVE FOR REPURCHASE  OF SHARES                                     5,463,090         21          5,483,196          22
  44    EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-
        HOLDERS' EQUITY                                                      (1,809,933)        (7)        (5,228,319)        (21)
  45    NET INCOME FOR THE YEAR                                               2,387,396          9          2,329,203          10

-----------------------------------------------------------------------------------------------------------------------------------

                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       3               YEAR:   2004
GRUPO TELEVISA, S.A.
                                                     CONSOLIDATED BALANCE SHEETS
                                                     BREAKDOWN OF MAJOR CONCEPTS
                                                    (Thousands of Mexican Pesos)
                                                                                                                     Final Printing
-----------------------------------------------------------------------------------------------------------------------------------
   REF
                                    CONCEPTS                             CURRENT YEAR                  PREVIOUS YEAR
                                                                       ------------------------------------------------------------
    S                                                                       Amount            %            Amount           %
-----------------------------------------------------------------------------------------------------------------------------------
    3     CASH AND SHORT-TERM INVESTMENTS                                     10,540,858         100         10,177,416        100
   46     CASH                                                                   398,356           4            257,940          3
   47     SHORT-TERM INVESTMENTS                                              10,142,502          96          9,919,476         97

   18     DEFERRED ASSETS (NET)                                                9,396,868         100          9,727,468        100
   48     DEFERRED EXPENSES (NET)                                              1,613,847          17          1,661,460         17
   49     GOODWILL                                                             7,783,021          83          8,066,008         83
   50     DEFERRED TAXES                                                               0           0                  0          0
   51     OTHER                                                                        0           0                  0          0

   21     CURRENT LIABILITIES                                                  6,823,105         100          4,058,368        100
   52     FOREIGN CURRENCY LIABILITIES                                         4,109,283          60          2,139,121         53
   53     MEXICAN PESOS LIABILITIES                                            2,713,822          40          1,919,247         47

   24     STOCK MARKET LOANS                                                   2,279,200         100                  0        100
   54     COMMERCIAL PAPER                                                     2,279,200         100                  0          0
   55     CURRENT MATURITIES OF MEDIUM-TERM NOTES                                      0           0                  0          0
   56     CURRENT MATURITIES OF BONDS                                                  0           0                  0          0

   26     OTHER CURRENT LIABILITIES                                            1,941,704         100          1,426,292        100
   57     OTHER CURRENT LIABILITIES WITH COST                                     70,271           4                  0          0
   58     OTHER CURRENT LIABILITIES WITHOUT COST                               1,871,433          96          1,426,292        100

   27     LONG-TERM LIABILITIES                                               19,182,212         100         16,173,061        100
   59     FOREIGN CURRENCY LIABILITIES                                        13,311,155          69         11,394,305         70
   60     MEXICAN PESOS LIABILITIES                                            5,871,057          31          4,778,756         30

   29     STOCK MARKET LOANS                                                  15,075,977         100         13,074,352        100
   61     BONDS                                                               15,075,977         100         13,074,352        100
   62     MEDIUM-TERM NOTES                                                            0           0                  0          0

   30     OTHER LOANS                                                          2,093,525         100            939,179        100
   63     OTHER LOANS WITH COST                                                1,372,822          66                  0          0
   64     OTHER LOANS WITHOUT COST                                               720,703          34            939,179        100

   31     DEFERRED LIABILITIES                                                 7,823,100         100          8,099,289        100
   65     NEGATIVE GOODWILL                                                            0           0                  0          0
   66     DEFERRED TAXES                                                       1,279,226          16          1,362,078         17
   67     OTHER                                                                6,543,874          84          6,737,211         83

   32     OTHER LIABILITIES                                                            0         100          1,926,815        100
   68     RESERVES                                                                     0           0            167,529          9
   69     OTHERS LIABILITIES                                                           0           0          1,759,286         91

   44     EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-                         (1,809,923)        100         (5,228,319)       100
          HOLDERS' EQUITY
   70     ACCUMULATED  MONETARY RESULT                                           (30,994)         (2)           (30,994)        (1)
   71     RESULT FROM HOLDING NON-MONETARY  ASSETS                            (1,778,929)        (98)        (5,197,325)       (99)
-----------------------------------------------------------------------------------------------------------------------------------


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       3               YEAR:   2004
GRUPO TELEVISA, S.A.
                                                  CONSOLIDATED FINANCIAL STATEMENTS
                                                           OTHER CONCEPTS
                                                    (Thousands of Mexican Pesos)
                                                                                                                     Final Printing
-----------------------------------------------------------------------------------------------------------------------------------
   REF
                                    CONCEPTS                                CURRENT YEAR                  PREVIOUS YEAR
                                                                           --------------------------------------------------------
    S                                                                          Amount                         Amount
-----------------------------------------------------------------------------------------------------------------------------------
   72     WORKING CAPITAL                                                     13,232,856                     15,523,779
   73     PENSIONS  AND SENIORITY PREMIUMS                                     1,055,501                        928,150
   74     EXECUTIVES (*)                                                              35                             36
   75     EMPLOYEES (*)                                                           14,000                         12,377
   76     WORKERS (*)                                                                  0                              0
   77     OUTSTANDING SHARES (*)                                         341,815,028,451                  8,767,126,225
   78     REPURCHASED SHARES (*)                                          27,458,341,950                    332,785,180

-----------------------------------------------------------------------------------------------------------------------------------
    (*) THESE CONCEPTS ARE STATED IN UNITS


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       3               YEAR:   2004
GRUPO TELEVISA, S.A.
                                                  CONSOLIDATED STATEMENTS OF INCOME
                                         FROM JANUARY 1 THROUGH SEPTEMBER 30, 2004 AND 2003
                                                    (Thousands of Mexican Pesos)
                                                                                                                      Final Printing
------------------------------------------------------------------------------------------------------------------------------------
   REF
                                     CONCEPTS                                     CURRENT YEAR                  PREVIOUS YEAR
                                                                                  -------------------------------------------------
    R                                                                              Amount          %            Amount            %

------------------------------------------------------------------------------------------------------------------------------------
    1     NET SALES                                                            20,538,428         100         17,095,643        100
    2     COST OF SALES                                                        11,832,045          58         10,265,630         60
    3     GROSS PROFIT                                                          8,706,383          42          6,830,013         40
    4     OPERATING EXPENSES                                                    3,088,582          15          2,613,386         15
    5     OPERATING INCOME                                                      5,617,801          27          4,216,627         25
    6     INTEGRAL FINANCING COST                                               1,044,587           5            413,418          2
    7     INCOME AFTER INTEGRAL FINANCING COST                                  4,573,214          22          3,803,209         22
    8     OTHER FINANCIAL OPERATIONS                                              604,230           3            371,768          2
    9     INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                               3,968,984          19          3,431,441         20
   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                               1,069,211           5            788,008          5
   11     NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                               2,899,773          14          2,643,433         15
   12     SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                             553,881           3           (319,070)        (2)
   13     CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                            3,453,654          17          2,324,363         14
   14     INCOME FROM DISCONTINUED OPERATIONS                                           0           0                  0          0
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                                   3,453,654          17          2,324,363         14
   16     EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                                     0           0                  0          0
   17     CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                         1,008,965           5                  0          0
   18     NET CONSOLIDATED INCOME                                               2,444,689          12          2,324,363         14
   19     NET INCOME OF MINORITY INTEREST                                          57,293           0             (4,840)        (0)
   20     NET INCOME OF MAJORITY INTEREST                                       2,387,396          12          2,329,203         14

------------------------------------------------------------------------------------------------------------------------------------


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                                QUARTER:       3            YEAR:   2004
GRUPO TELEVISA, S.A.
                                                  CONSOLIDATED STATEMENTS OF INCOME
                                                     BREAKDOWN OF MAIN CONCEPTS
                                                    (Thousands of Mexican Pesos)
                                                                                                                      Final Printing
------------------------------------------------------------------------------------------------------------------------------------
   REF
                                      CONCEPTS                                        CURRENT YEAR                PREVIOUS YEAR
                                                                                  -------------------------------------------------
    R                                                                              Amount           %           Amount           %
------------------------------------------------------------------------------------------------------------------------------------
    1     NET SALES                                                              20,538,428        100       17,095,643         100
   21     DOMESTIC                                                               17,039,079         83       14,015,864          82
   22     FOREIGN                                                                 3,499,349         17        3,079,779          18
   23     TRANSLATED INTO DOLLARS (***)                                             307,068          1          266,302           2

    6     INTEGRAL FINANCING COST                                                 1,044,587        100          413,418         100
   24     INTEREST EXPENSE                                                        1,273,433        122          947,047         229
   25     FOREIGN EXCHANGE LOSS                                                      20,025          2                0           0
   26     INTEREST INCOME                                                           463,498         44          540,365         131
   27     FOREIGN EXCHANGE GAIN                                                           0          0          111,992          27
   28     RESULT FROM MONETARY POSITION                                             106,135         10           37,945           9
   42     LOSS ON RESTATEMENT OF UDI'S                                              108,492         10           80,783          20
   43     GAIN ON RESTATEMENT OF UDI'S                                                    0          0                0           0

    8     OTHER FINANCIAL OPERATIONS                                                604,230        100          371,768         100
   29     OTHER EXPENSE (INCOME) NET                                                604,230        100          371,768         100
   30     (GAIN) LOSS ON SALE OF OWN SHARES                                               0          0                0           0
   31     (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                                   0          0                0           0

   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING                       1,069,211        100          788,008         100
   32     INCOME TAX                                                                584,609         55          783,719          99
   33     DEFERRED INCOME TAX                                                       480,518         45             (111)         (0)
   34     EMPLOYEES' PROFIT SHARING                                                   4,084          0            4,400           1
   35     DEFERRED EMPLOYEES' PROFIT SHARING                                              0          0                0           0

------------------------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS

                                                   MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                           QUARTER:       3                    YEAR:   2004
GRUPO TELEVISA, S.A.
                                             CONSOLIDATED STATEMENTS OF INCOME
                                                       OTHER CONCEPTS
                                                 (Thousands of Mexican Pesos)
                                                                                                          Final Printing
------------------------------------------------------------------------------------------------------------------------
   REF
                                    CONCEPTS                                      CURRENT YEAR            PREVIOUS YEAR
                                                                                 ----------------------------------------
    R                                                                                  Amount                  Amount
------------------------------------------------------------------------------------------------------------------------
   36     TOTAL SALES                                                            21,869,888                  18,539,237
   37     TAX RESULT FOR THE YEAR                                                         0                     725,130
   38     NET SALES (**)                                                         27,800,125                  23,934,653
   39     OPERATING INCOME (**)                                                   7,650,871                   5,921,868
   40     NET INCOME OF MAJORITY INTEREST (**)                                    3,776,009                   1,321,213
   41     NET CONSOLIDATED INCOME (**)                                            3,713,012                   1,208,976

------------------------------------------------------------------------------------------------------------------------
  (**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                                QUARTER:       3            YEAR:   2004
GRUPO TELEVISA, S.A.
                                             QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                           FROM JULY 1 THROUGH SEPTEMBER 30, 2004 AND 2003
                                                    (Thousands of Mexican Pesos)
                                                                                                                      Final Printing
------------------------------------------------------------------------------------------------------------------------------------
   REF
                                      CONCEPTS                                        CURRENT YEAR               PREVIOUS YEAR
                                                                                  -------------------------------------------------
    R                                                                              Amount          %           Amount           %
------------------------------------------------------------------------------------------------------------------------------------
    1     NET SALES                                                               7,630,297        100        5,910,765         100
    2     COST OF SALES                                                           4,342,404         57        3,578,820          61
    3     GROSS PROFIT                                                            3,287,893         43        2,331,945          39
    4     OPERATING EXPENSES                                                      1,110,390         15          823,195          14
    5     OPERATING INCOME                                                        2,177,503         29        1,508,750          26
    6     INTEGRAL FINANCING COST                                                   517,550          7           38,102           1
    7     INCOME AFTER INTEGRAL FINANCING COST                                    1,659,953         22        1,470,648          25
    8     OTHER FINANCIAL OPERATIONS                                                124,075          2          256,997           4
    9     INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                                 1,535,878         20        1,213,651          21
   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                                   435,994          6          163,756           3
   11     NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                                 1,099,884         14        1,049,895          18
   12     SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                               403,312          5         (326,011)         (6)
   13     CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                              1,503,196         20          723,884          12
   14     INCOME FROM DISCONTINUED OPERATIONS                                             0          0                0           0
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                                     1,503,196         20          723,884          12
   16     EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                                       0          0                0           0
   17     CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                                   0          0                0           0
   18     NET CONSOLIDATED INCOME                                                 1,503,196         20          723,884          12
   19     NET INCOME OF MINORITY INTEREST                                            65,700          1            3,148           0
   20     NET INCOME OF MAJORITY INTEREST                                         1,437,496         19          720,736          12

------------------------------------------------------------------------------------------------------------------------------------

                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                              QUARTER:       3            YEAR:   2004
GRUPO TELEVISA, S.A.
                                             QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                                     BREAKDOWN OF MAIN CONCEPTS
                                                    (Thousands of Mexican Pesos)
                                                                                                                    Final Printing
----------------------------------------------------------------------------------------------------------------------------------
   REF
                                     CONCEPTS                                         CURRENT YEAR               PREVIOUS YEAR
                                                                                  ------------------------------------------------
    R                                                                              Amount          %           Amount          %
----------------------------------------------------------------------------------------------------------------------------------
    1     NET SALES                                                               7,630,297        100        5,910,765        100
   21     DOMESTIC                                                                6,476,617         85        4,764,126         81
   22     FOREIGN                                                                 1,153,680         15        1,146,639         19
   23     TRANSLATED INTO DOLLARS (***)                                             107,179          1           91,840          2

    6     INTEGRAL FINANCING COST                                                   517,550        100           38,102        100
   24     INTEREST EXPENSE                                                          526,370        102          309,254        812
   25     FOREIGN EXCHANGE LOSS                                                      85,292         16                0          0
   26     INTEREST INCOME                                                           137,901         27          163,655        430
   27     FOREIGN EXCHANGE GAIN                                                           0          0          120,102        315
   28     RESULT FROM MONETARY POSITION                                             (29,880)        (6)         (15,021)       (39)
   42     LOSS ON RESTATEMENT OF UDI'S                                               73,669         14           27,626         73
   43     GAIN ON RESTATEMENT OF UDI'S                                                               0                0          0

    8     OTHER FINANCIAL OPERATIONS                                                124,075        100          256,997        100
   29     OTHER EXPENSE (INCOME) NET                                                124,075        100          256,997        100
   30     (GAIN) LOSS ON SALE OF OWN SHARES                                               0          0                0          0
   31     (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                                   0          0                0          0

   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING                         435,994        100          163,756        100
   32     INCOME TAX                                                                (34,137)        (8)         (75,950)       (46)
   33     DEFERRED INCOME TAX                                                       468,859        108          238,577        146
   34     EMPLOYEES' PROFIT SHARING                                                   1,272          0            1,129          1
   35     DEFERRED EMPLOYEES' PROFIT SHARING                                              0          0                0          0

----------------------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       3               YEAR:   2004
GRUPO TELEVISA, S.A.
                                      CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                         FROM JANUARY 1 THROUGH SEPTEMBER 30, 2004 AND 2003
                                                    (Thousands of Mexican Pesos)
                                                                                                                     Final Printing
-----------------------------------------------------------------------------------------------------------------------------------
   REF
                                    CONCEPTS                                        CURRENT YEAR                  PREVIOUS YEAR
                                                                                  -------------------------------------------------
    C                                                                                 Amount                         Amount
-----------------------------------------------------------------------------------------------------------------------------------
    1     CONSOLIDATED NET INCOME                                                    2,444,689                    2,324,363
    2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
           REQUIRE USING RESOURCES                                                   1,557,667                    1,524,381
    3     RESOURCES FROM NET INCOME FOR THE YEAR                                     4,002,356                    3,848,744
    4     RESOURCES FROM CHANGE IN WORKING CAPITAL                                  (1,544,276)                   (497,491)
    5     RESOURCES PROVIDED BY (USED FOR) OPERATING
           ACTIVITIES                                                                2,458,080                    3,351,253
    6     CASH FLOW FROM EXTERNAL FINANCING                                          4,140,732                      (97,553)
    7     CASH FLOW FROM INTERNAL FINANCING                                         (3,944,115)                  (1,076,063)
    8     RESOURCES PROVIDED BY (USED FOR) FINANCING
          ACTIVITIES                                                                   196,617                   (1,173,616)
    9     RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                                (4,790,672)                  (1,444,335)
   10     NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS                                                               (2,135,975)                     733,302
   11     CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD                                                       12,676,833                    9,444,114
   12     CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD                                                                 10,540,858                   10,177,416

-----------------------------------------------------------------------------------------------------------------------------------


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       3               YEAR:   2004
GRUPO TELEVISA, S.A.
                                      CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                                     BREAKDOWN OF MAIN CONCEPTS
                                                    (Thousands of Mexican Pesos)

                                                                                                                     Final Printing
----------------------------------------------------------------------------------------------------------------------------------
   REF
                                     CONCEPTS                                        CURRENT YEAR                 PREVIOUS YEAR
                                                                                  -------------------------------------------------
                                                                                      Amount                        Amount
-----------------------------------------------------------------------------------------------------------------------------------
    2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING RESOURCES                                                   1,557,667                   1,524,381
   13     DEPRECIATION AND AMORTIZATION FOR THE YEAR                                1,494,621                   1,211,895
   14     + (-) NET INCREASE (DECREASE) IN PENSIONS
          AND SENIORITY PREMIUMS                                                            0                           0
   15     + (-) NET LOSS (GAIN) IN FOREIGN EXCHANGE                                         0                           0
   16     + (-) NET LOSS (GAIN) IN ASSETS AND LIABILITIES
          RESTATEMENT                                                                       0                           0
   17     + (-) OTHER ITEMS                                                                 0                           0
   40     + (-) OTHER NON-EBITDA ITEMS                                                 63,046                     312,486

    4     RESOURCES FROM CHANGE IN WORKING CAPITAL                                 (1,544,276)                   (497,491)
   18     + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                          7,399,829                   6,808,585
   19     + (-) DECREASE (INCREASE) IN INVENTORIES                                    546,445                     (27,589)
   20     + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
          RECEIVABLE                                                                  (39,255)                     15,530
   21     + (-) INCREASE (DECREASE) IN SUPPLIERS                                     (546,074)                   (339,613)
   22     + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                           (8,905,221)                 (6,954,404)

    6     CASH FLOW FROM EXTERNAL FINANCING                                         4,140,732                     (97,553)
   23     + SHORT-TERM BANK AND STOCK MARKET FINANCING                              2,279,200                           0
   24     + LONG-TERM BANK AND STOCK MARKET FINANCING                              (2,011,222)                  1,213,399
   25     + DIVIDEND RECEIVED                                                               0                           0
   26     + OTHER FINANCING                                                         4,041,789                           0
   27     (-) BANK FINANCING AMORTIZATION                                            (169,035)                   (239,688)
   28     (-) STOCK MARKET FINANCING AMORTIZATION                                           0                    (756,868)
   29     (-) OTHER FINANCING AMORTIZATION                                                  0                    (314,396)

    7     CASH FLOW FROM INTERNAL FINANCING                                        (3,944,115)                 (1,076,063)
   30     + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                  920,816                    (484,919)
   31     (-) DIVIDENDS PAID                                                       (3,912,470)                   (591,144)
   32     + PREMIUM ON SALE OF SHARES                                                       0                           0
   33     + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                (952,461)                          0

    9     RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                               (4,790,672)                 (1,444,335)
   34     + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS                        (258,763)                   (228,824)
   35     (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                         (1,258,494)                   (615,625)
   36     (-) INCREASE IN CONSTRUCTION IN PROGRESS                                          0                           0
   37     + SALE OF OTHER PERMANENT INVESTMENTS                                             0                           0
   38     + SALE OF TANGIBLE FIXED ASSETS                                             132,819                     230,189
   39     + (-) OTHER ITEMS                                                        (3,406,234)                   (830,075)

-----------------------------------------------------------------------------------------------------------------------------------

                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                              QUARTER:       3            YEAR:   2004
GRUPO TELEVISA, S.A.
                                                               RATIOS
                                                            CONSOLIDATED

                                                                                                                    Final Printing
----------------------------------------------------------------------------------------------------------------------------------
   REF
                                     CONCEPTS                                          CURRENT YEAR                 PREVIOUS YEAR
                                                                                  -------------------------------------------------
    P                                                                                  Amount                        Amount
----------------------------------------------------------------------------------------------------------------------------------
          YIELD
    1     NET INCOME TO NET SALES                                                      11.90      %                  13.60      %
    2     NET INCOME TO STOCKHOLDERS' EQUITY (**)                                      14.43      %                   5.71      %
    3     NET INCOME TO TOTAL ASSETS (**)                                               6.21      %                   2.21      %
    4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                                    0.00      %                   0.00      %
    5     RESULT FROM MONETARY POSITION TO NET INCOME                                  (4.34)     %                  (1.63)     %

          ACTIVITY
    6     NET SALES TO NET ASSETS (**)                                                  0.46  times                   0.44  times
    7     NET SALES TO FIXED ASSETS (**)                                                1.48  times                   1.49  times
    8     INVENTORIES TURNOVER (**)                                                     3.89  times                   3.44  times
    9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                                            42  days                      48  days
    10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                             7.66      %                   8.20      %

          LEVERAGE
    11    TOTAL LIABILITIES TO TOTAL ASSETS                                            56.57      %                  55.38      %
    12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                                     1.30  times                   1.24  times
    13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                            51.50      %                  44.73      %
    14    LONG-TERM LIABILITIES TO FIXED ASSETS                                       102.40      %                 100.45      %
    15    OPERATING INCOME TO INTEREST PAID                                             4.41  times                   4.45  times
    16    NET SALES TO TOTAL LIABILITIES (**)                                           0.82  times                   0.79  times

          LIQUIDITY
    17    CURRENT ASSETS TO CURRENT LIABILITIES                                         2.94  times                   4.83  times
    18    CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES                                                                   2.33  times                   3.80  times
    19    CURRENT ASSETS TO TOTAL LIABILITIES                                           0.59  times                   0.65  times
    20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                     154.49      %                 250.78      %

          CASH FLOW
    21    RESOURCES FROM NET INCOME TO NET SALES                                       19.49      %                  23.73      %
    22    RESOURCES FROM CHANGES IN WORKING CAPITAL
          TO NET SALES                                                                 (7.52)     %                  (4.13)     %
    23    RESOURCES GENERATED (USED) IN OPERATING TO
          INTEREST PAID                                                                 1.93  times                   3.54  times
    24    EXTERNAL FINANCING TO RESOURCES PROVIDED BY
          (USED FOR) FINANCING                                                      2,105.99      %                   8.31      %
    25    INTERNAL FINANCING TO RESOURCES PROVIDED BY
          (USED FOR) FINANCING                                                     (2,005.99)     %                  91.69      %
    26    ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                                   26.27      %                  42.62      %

   --------------------------------------------------------------------------------------------------------------------------------

(**)      THESE RATIOS TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       3              YEAR:   2004
GRUPO TELEVISA, S.A.
                                                           DATA PER SHARE
                                                  CONSOLIDATED FINANCIAL STATEMENT

                                                                                                                    Final Printing
----------------------------------------------------------------------------------------------------------------------------------
   REF
                                     CONCEPTS                               CURRENT YEAR                 PREVIOUS YEAR
                                                                          --------------------------------------------------------
    D                                                                        Amount                       Amount
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
    1     BASIC PROFIT PER ORDINARY SHARE (**)                            $     .01                   $      .15
    2     BASIC PROFIT PER PREFERRED SHARE (**)                           $     .00                   $      .15
    3     DILUTED PROFIT PER ORDINARY SHARE (**)                          $     .00                   $      .00
    4     CONTINUING OPERATING PROFIT PER COMMON
          SHARE (**)                                                      $     .02                   $      .14
    5     EFFECT OF DISCONTINUED OPERATION ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                      $     .00                   $      .00
    6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                      $     .00                   $      .00
    7     EFFECT OF CHANGES IN ACCOUNTING POLICIES ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                      $     .00                   $      .00
    8     CARRYING VALUE PER SHARE                                        $     .08                   $     2.51
    9     CASH DIVIDEND ACCUMULATED PER SHARE                             $     .41                   $      .00
   10     DIVIDEND IN SHARES PER SHARE                                          .10  shares                  .00  shares
   11     MARKET PRICE TO CARRYING VALUE                                       3.34  times                  2.53  times
   12     MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**)                                                          19.97  times                 44.61  times
   13     MARKET PRICE TO BASIC PROFIT PER PREFERRED
          SHARE (**)                                                            .00  times                 44.32  times

----------------------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
     MONTHS.

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE: TLEVISA              QUARTER:      3        YEAR:   2004
GRUPO TELEVISA, S.A.
                       FINANCIAL STATEMENT NOTES (1)
                                                                CONSOLIDATED
                                                              Final Printing
-------------------------------------------------------------------------------
      CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

LINE S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE THIRD QUARTER OF 2004, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.40,536, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C22 "INCREASE (DECREASE) IN OTHER LIABILITIES" INCLUDES PS.124,398 OF NET ASSETS AND LIABILITIES RELATED TO THE CUMULATIVE EFFECT OF
CONSOLIDATING INNOVA BEGINNING APRIL 1, 2004.

LINE C26 "OTHER FINANCING" INCLUDES PS.4,406,922 OF STOCK MARKET CREDITS, PS.1,470,412 OF CAPITAL LEASE ABLIGATION, AND PS.(1,408,878) OF MINORITY INTEREST RELATED TO THE CUMULATIVE EFFECT OF CONSOLIDATING INNOVA BEGINNING APRIL 1, 2004.

LINE C33 "CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES" INCLUDES PS.(920,816) OF STOCK DIVIDENDS, PS.578,478 OF RESALE OF SHARES REPURCHASED,
PS.(738,621) OF REPURCHASE OF SHARES, AND PS.128,498 OF ADDITIONAL PAID-IN CAPITAL.

LINE C39 "OTHER ITEMS" INCLUDES PS.(2,570,233) OF PROPERTY AND EQUIPMENT, PS.(882,247) OF CANCELLATION OF DTH GUARANTEE, PS.417,471 OF ACCOUNTS WITH AFFILIATES, AND PS.(81,451) OF DEFERRED AND OTHER ASSETS, RELATED TO THE CUMULATIVE EFFECT OF CONSOLIDATING INNOVA BEGINNING APRIL 1, 2004.

THESE CLASSIFICATIONS WERE MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.


------------------------------------------------------------------------------

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.


                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       3             YEAR:   2004
GRUPO TELEVISA, S.A.
                                                   ANALYSIS OF PAID CAPITAL STOCK
                                                    CHARACTERISTICS OF THE SHARES
                                                                                                                    CONSOLIDATED
                                                                                                                    Final Printing
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                CAPITAL STOCK
                                               NUMBER OF SHARES                                  (Thousands of Mexican Pesos)
                                       -------------------------------------------------------------------------------------
            NOMINAL        VALID            FIXED          VARIABLE                            FREE
 SERIES      VALUE         COUPON          PORTION          PORTION         MEXICAN        SUBSCRIPTION       FIXED         VARIABLE
-----------------------------------------------------------------------------------------------------------------------------------

A                               0    114,646,387,740                  114,646,387,740                         852,636
-----------------------------------------------------------------------------------------------------------------------------------
B                               0     54,322,967,059                   54,322,967,059                         411,974
-----------------------------------------------------------------------------------------------------------------------------------
D                               0     86,422,836,826                   86,422,836,826                         629,782
-----------------------------------------------------------------------------------------------------------------------------------
L                               0     86,422,836,826                                      86,422,836,826      629,782
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                341,815,028,451              0   255,392,191,625     86,422,836,826    2,524,174             0
-----------------------------------------------------------------------------------------------------------------------------------


TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT.

     341,815,028,451

SHARES REPRESENTED BY:

CPO's :   117 SHARES (25 SERIES A, 22 SERIES B, 35 SERIES D AND 35 SERIES L)
UNITS :   0
ADRS's :  0
GDRS's :  0
ADS's :   0
GDS's :   TWENTY CPO's


                              SHARE REPURCHASE

                                                       MARKET VALUE OF THE SHARE
               NUMBER OF               AT REPURCHASE         AT END OF THE
SERIES           SHARES                AVERAGE PRICE         QUARTER PRICE
--------------------------------------------------------------------------------
   A        10,089,856,435                 0.18293              0.25598
   B         5,946,715,737                 0.18293              0.25598
   D         5,710,884,889                 0.18293              0.25598
   L         5,710,884,889                 0.18293              0.25598

NOTES:

     THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES
     REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE
     NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.


 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



     WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY
     BE MISLEADING TO INVESTORS.




---------------------------------           ----------------------------------
    EMILIO AZCARRAGA JEAN                           SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE                    CHIEF FINANCIAL OFFICER
          OFFICER


                       MEXICO, D.F., OCTOBER 21, 2004

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3       YEAR:  2004
GRUPO TELEVISA, S.A.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                ANNEX 1
                                                                  CONSOLIDATED
                                                                Final Printing
-------------------------------------------------------------------------------

MEXICO CITY, D.F., OCTOBER 21, 2004 - GRUPO TELEVISA,  S.A. (NYSE:TV;  BMV:
TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THE THIRD QUARTER 2004. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2004. AS DESCRIBED BELOW, EFFECTIVE APRIL 1, 2004, WE ADOPTED THE GUIDELINES OF THE FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46 IN ACCORDANCE WITH MEXICAN GAAP BULLETIN A-8. THEREFORE, THIRD QUARTER 2003 RESULTS DO NOT INCLUDE SKY MEXICO.

THIRD QUARTER 2004 RESULTS INCLUDE SKY MEXICO. EFFECTIVE APRIL 1, 2004, WE ADOPTED THE GUIDELINES OF THE FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" (FIN
46) IN ACCORDANCE WITH MEXICAN GAAP BULLETIN A-8 "SUPPLEMENTARY APPLICATION OF INTERNATIONAL ACCOUNTING STANDARDS." BEFORE ADOPTING FIN 46, WE ACCOUNTED FOR OUR INVESTMENT IN SKY MEXICO BY APPLYING THE EQUITY METHOD, AND RECOGNIZED EQUITY IN LOSSES IN EXCESS OF OUR INVESTMENT UP TO THE AMOUNT OF THE GUARANTEES MADE BY US IN CONNECTION WITH CERTAIN CAPITAL LEASE OBLIGATIONS OF SKY MEXICO.

THIRD QUARTER 2003 RESULTS DO NOT INCLUDE SKY MEXICO. FOR FURTHER INFORMATION, SEE "PRO FORMA RESULTS BY BUSINESS SEGMENTS."

NET SALES

CONSOLIDATED NET SALES INCREASED 29.1% TO PS.7,630.3 MILLION IN THE THIRD QUARTER OF 2004 FROM PS.5,910.8 MILLION IN THE THIRD QUARTER OF 2003. THIS INCREASE REFLECTS: I) THE CONSOLIDATION OF THE NET SALES FROM SKY MEXICO; AND II) REVENUE GROWTH IN ALL OF OUR BUSINESS SEGMENTS. ON A PRO FORMA BASIS, INCLUDING SKY MEXICO, NET SALES INCREASED 12.9%.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

CONSOLIDATED OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 44.3% TO PS.2,779.2 MILLION IN THE THIRD QUARTER OF 2004 COMPARED WITH PS.1,925.5 MILLION REPORTED IN THE LAST YEAR'S THIRD QUARTER. CONSOLIDATED OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN INCREASED TO 36.4% FROM 32.6% IN THE SAME PERIOD OF 2003, THE HIGHEST MARGIN EVER REPORTED IN ANY THIRD QUARTER IN THE COMPANY'S HISTORY. ON A PRO FORMA BASIS, INCLUDING SKY MEXICO, OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION GREW 24.4%. ADDITIONALLY, OPERATING INCOME INCREASED 44.3%.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.601.7 MILLION AND PS.416.7 MILLION IN THE THIRD QUARTER OF 2004 AND 2003, RESPECTIVELY.

NET INCOME

THE COMPANY GENERATED NET INCOME OF PS.1,437.5 MILLION IN THE THIRD QUARTER OF 2004 COMPARED TO NET INCOME OF PS.720.7 MILLION IN LAST YEAR'S THIRD QUARTER. THE NET INCREASE OF PS.716.8 MILLION REFLECTS PRIMARILY: I) A PS.853.7 MILLION INCREASE IN OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION; II) A PS.140.8 MILLION DECREASE IN OTHER EXPENSE; AND III) A PS.729.3 MILLION INCREASE IN EQUITY INCOME OF AFFILIATES. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY: I) A PS.479.5 MILLION INCREASE IN INTEGRAL COST OF FINANCING; II) A PS.272.2 MILLION INCREASE IN INCOME TAXES; III) A PS.62.5 MILLION INCREASE IN MINORITY INTEREST; AND IV) A PS.7.8 MILLION INCREASE IN RESTRUCTURING AND NON-RECURRING CHARGES.

TELEVISION BROADCASTING

THE RECORD THIRD-QUARTER 11.1% INCREASE IN SALES TO PS.4,304.8 MILLION AND PS.3,874.1 MILLION FOR THE THIRD QUARTER OF 2004 AND 2003, RESPECTIVELY, WAS ATTRIBUTABLE TO FOUR FACTORS: I) AN INCREASE OF ADVERTISING TIME SOLD, DRIVEN MAINLY BY AN OVERALL PICK-UP IN THE MEXICAN ECONOMY; II) THE BROADCAST OF THE OLYMPIC GAMES, WHICH GENERATED REVENUES OF APPROXIMATELY PS.262 MILLION; III) THE COPA AMERICA TRANSMISSION; AND IV) A 12.3% INCREASE IN LOCAL SALES.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 21.2% TO A RECORD THIRD-QUARTER OF PS.2,019.6 MILLION IN THE THIRD QUARTER OF 2004 FROM PS.1,666.9 MILLION REPORTED IN THE SAME PERIOD OF 2003, ATTRIBUTABLE TO HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY A 3.8% INCREASE IN COST OF SALES AND A 2.0% INCREASE IN OPERATING EXPENSES, REFLECTING MAINLY THE PRODUCTION AND TRANSMISSION COSTS OF THE OLYMPICS OF APPROXIMATELY PS.177.1 MILLION. AS A RESULT, OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN INCREASED TO A THIRD-QUARTER RECORD OF 46.9% COMPARED WITH 43.0% REPORTED IN LAST YEAR'S THIRD QUARTER.

PROGRAMMING FOR PAY TELEVISION

THE 14.6% INCREASE IN SALES (PS.210.6 MILLION AND PS.183.8 MILLION FOR THE THIRD QUARTER OF 2004 AND 2003, RESPECTIVELY), RESULTED FROM HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS AND HIGHER ADVERTISING SALES IN MEXICO. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN SPAIN.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 72.2% (PS.93.5 MILLION AND PS.54.3 MILLION FOR THE THIRD QUARTER OF 2004 AND 2003, RESPECTIVELY), DUE TO INCREASED SALES AND LOWER COST OF SALES AND OPERATING EXPENSES, WHICH INCLUDED A LOWER PROVISION FOR DOUBTFUL TRADE ACCOUNTS.

PROGRAMMING LICENSING

THE 7.9% INCREASE IN SALES (PS.447.2 MILLION AND PS.414.6 MILLION FOR THE THIRD QUARTER OF 2004 AND 2003, RESPECTIVELY), IS ATTRIBUTABLE TO HIGHER ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO U.S.$25.7 MILLION, AND BY HIGHER EXPORT SALES TO LATIN AMERICA, EUROPE, ASIA AND AFRICA. THESE INCREASES
WERE PARTIALLY OFFSET BY A TRANSLATION EFFECT OF FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.5.2 MILLION.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 15.9% (PS.154.3 MILLION AND PS.133.1 MILLION FOR THE THIRD QUARTER OF 2004 AND 2003, RESPECTIVELY), REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

THE 9.6% INCREASE IN SALES (PS.511.5 MILLION AND PS.466.6 MILLION FOR THE THIRD QUARTER OF 2004 AND 2003, RESPECTIVELY), WAS RELATED TO HIGHER MAGAZINE CIRCULATION AND ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY A TRANSLATION EFFECT OF FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.23.9 MILLION.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 15.0% (PS.102.1 MILLION AND PS.88.8 MILLION FOR THE THIRD QUARTER OF 2004 AND 2003, RESPECTIVELY), REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

THE 9.4% INCREASE IN SALES (PS.515.9 MILLION AND PS.471.5 MILLION FOR THE THIRD QUARTER AND 2003, RESPECTIVELY), RESULTED FROM HIGHER DISTRIBUTION SALES ABROAD AND HIGHER CIRCULATION OF MAGAZINES PUBLISHED BY THE COMPANY IN MEXICO AND ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY A LOWER CIRCULATION OF MAGAZINES PUBLISHED BY THIRD PARTIES IN MEXICO, AS WELL AS BY THE TRANSLATION EFFECT OF FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.47.4 MILLION.

OPERATING LOSSES BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.7.3 MILLION IN THE THIRD QUARTER OF 2004 COMPARED WITH PS.0.2 MILLION IN LAST YEAR'S THIRD QUARTER. THIS INCREASE REFLECTS HIGHER COST OF SALES AND OPERATING EXPENSES, PARTIALLY OFFSET BY HIGHER SALES.

SKY MEXICO

THE 18.7% INCREASE IN SALES (PS.1,162.0 MILLION AND PS.979.0 MILLION FOR THE THIRD QUARTER OF 2004 AND 2003, RESPECTIVELY), WAS MAINLY ATTRIBUTABLE TO TWO FACTORS: I) A 14.1% GROWTH OF OUR SUBSCRIBER BASE WHICH AS OF SEPTEMBER 30, 2004 REACHED 942,500 GROSS ACTIVE SUBSCRIBERS, INCLUDING 54,800 COMMERCIAL SUBSCRIBERS, COMPARED WITH 826,100 GROSS ACTIVE SUBSCRIBERS, INCLUDING 46,900 COMMERCIAL SUBSCRIBERS AS OF SEPTEMBER 30, 2003; AND II) THE ELIMINATION OF THE 10% EXCISE TAX ON TELECOMMUNICATIONS SERVICES.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 37.2% TO PS.423.2 MILLION IN THE THIRD QUARTER OF 2004 COMPARED WITH PS.308.4 MILLION IN LAST YEAR'S THIRD QUARTER, WHICH REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES, AND OPERATING EXPENSES. OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN INCREASED TO 36.4% IN THE THIRD QUARTER OF 2004 FROM 31.5% REPORTED IN THE SAME PERIOD OF LAST YEAR.

CABLE TELEVISION

THE 6.7% INCREASE IN SALES TO PS.265.2 MILLION IN THE THIRD QUARTER OF 2004 COMPARED WITH PS.248.5 MILLION IN LAST YEAR'S THIRD QUARTER, WAS PRIMARILY ATTRIBUTABLE TO THE ELIMINATION OF THE 10% EXCISE TAX ON TELECOMMUNICATIONS SERVICES, AS WELL AS HIGHER ADVERTISING SALES AND BROADBAND SUBSCRIPTION FEES.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION DECREASED 13.0% TO PS.65.8 MILLION IN THE THIRD QUARTER OF 2004 COMPARED WITH PS.75.6 MILLION IN LAST YEAR'S THIRD QUARTER, REFLECTING HIGHER COST OF SALES DUE TO HIGHER PROGRAMMING AND INSTALLATION COST AND HIGHER OPERATING EXPENSES DUE TO AN INCREASE IN ADVERTISING EXPENSES, THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

DUE TO A CHANGE IN OUR SUBSCRIBER'S CANCELLATION POLICY, THE SUBSCRIBER BASE DECREASED TO APPROXIMATELY 340,600, OF WHICH MORE THAN 74,600 HAD DIGITAL SERVICE AS OF SEPTEMBER 30, 2004.

RADIO

RADIO SALES INCREASED 28.4% TO PS.76.0 MILLION COMPARED WITH PS.59.2 MILLION IN LAST YEAR'S THIRD QUARTER, DUE TO HIGHER ADVERTISING TIME SOLD, WHICH WAS MAINLY DRIVEN BY OUR NEWSCASTS AND SPORTS PROGRAMMING.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 86.2% TO PS.5.4 MILLION COMPARED WITH PS.2.9 MILLION REPORTED IN THE SAME PERIOD A YEAR AGO. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES AND WAS PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

OTHER BUSINESSES

THE 52.3% REVENUE INCREASE (PS.308.5 MILLION AND PS.202.6 MILLION FOR THE THIRD QUARTER OF 2004 AND 2003, RESPECTIVELY), WAS RELATED TO HIGHER SALES IN THE DISTRIBUTION OF FEATURE FILMS AND INTERNET BUSINESSES, BUT PARTIALLY OFFSET BY LOWER SALES IN THE SPORTING BUSINESS.

OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO PS.48.0 MILLION FROM PS.74.4 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THIS FAVORABLE VARIANCE WAS LED BY HIGHER SALES AND LOWER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE THIRD QUARTER OF 2004 AND 2003, AMOUNTED TO PS.209.4 MILLION AND PS.211.7 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE THIRD QUARTER OF 2004 AND 2003, AMOUNTED TO PS.35.9 MILLION AND PS.36.8 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

THE RESULTS OF OPERATIONS OF THE COMPANY'S NATIONWIDE PAGING AND DUBBING BUSINESSES ARE PRESENTED AS DISPOSED OPERATIONS.

SALES OF DISPOSED OPERATIONS IN THE THIRD QUARTER OF 2004 AMOUNTED TO PS.38.0 MILLION AS COMPARED TO PS.69.4 MILLION IN LAST YEAR'S THIRD QUARTER.

OPERATING   INCOME  BEFORE   DEPRECIATION   AND  AMORTIZATION  OF  DISPOSED
OPERATIONS AMOUNTED TO PS.6.5 MILLION IN THE THIRD QUARTER OF 2004 AS COMPARED TO PS.15.3 MILLION IN LAST YEAR'S THIRD QUARTER.

NON-OPERATING RESULTS

EFFECTIVE APRIL 1, 2004, WE BEGAN CONSOLIDATING SKY MEXICO INTO OUR CONSOLIDATED FINANCIAL STATEMENTS. THEREFORE, THIRD QUARTER 2003 RESULTS DO NOT INCLUDE SKY MEXICO.

INTEGRAL COST OF FINANCING

INTEGRAL COST OF FINANCING INCREASED BY PS.479.5 MILLION TO PS.517.6 MILLION IN THE THIRD QUARTER OF 2004 FROM PS.38.1 MILLION IN THE THIRD QUARTER OF 2003. THIS INCREASE REFLECTS: I) AN UNFAVORABLE PS.205.4 MILLION CHANGE RESULTING FROM A NET FOREIGN EXCHANGE LOSS COMPARED TO A NET FOREIGN EXCHANGE GAIN, RELATED TO THE 1.22% APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE THIRD QUARTER OF 2004 COMPARED TO A 5.46% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE THIRD QUARTER OF 2003; II) A PS.263.2 MILLION INCREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF AN INCREASE IN THE AVERAGE AMOUNT OF OUR DEBT, RESULTING FROM THE CONSOLIDATION OF SKY MEXICO'S DEBT; AND III) A PS.25.8 MILLION DECREASE IN INTEREST INCOME REFLECTING SKY MEXICO'S CAPITALIZATION IN SEPTEMBER 2003 OF ALL AMOUNTS DUE TO US IN CONNECTION WITH CERTAIN FINANCING PROVIDED TO THIS JOINT VENTURE, WHICH WAS PARTIALLY OFFSET BY AN INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE THIRD QUARTER OF 2004. THESE UNFAVORABLE VARIANCES WERE OFFSET BY A PS.14.9 MILLION INCREASE IN GAIN FROM MONETARY POSITION PRIMARILY AS A RESULT OF A HIGHER NET LIABILITY MONETARY POSITION, AS WELL AS A HIGHER INFLATION IN THE THIRD QUARTER OF 2004 (1.72%) COMPARED TO THE THIRD QUARTER OF 2003 (1.04%).

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES INCREASED BY PS.7.8 MILLION, OR 17.8%, TO PS.51.6 MILLION FOR THE THIRD QUARTER OF 2004 AS COMPARED TO PS.43.8 MILLION FOR THE THIRD QUARTER OF 2003. THIS INCREASE PRIMARILY REFLECTS RESTRUCTURING CHARGES IN CONNECTION WITH WORK FORCE REDUCTIONS.

OTHER EXPENSE-NET

OTHER EXPENSE-NET DECREASED BY PS.140.8 MILLION, OR 66.0%, TO PS.72.4 MILLION FOR THE THIRD QUARTER OF 2004 AS COMPARED TO PS.213.2 MILLION FOR THE THIRD QUARTER OF 2003. THIS DECREASE PRIMARILY REFLECTS A REDUCTION IN GOODWILL AMORTIZATION AS WE CEASED AMORTIZING THIS INTANGIBLE ASSET BEGINNING JANUARY 1, 2004 IN ACCORDANCE WITH MEXICAN GAAP BULLETIN B-7 RELATED TO BUSINESS ACQUISITIONS, AS WELL AS A REDUCTION IN DONATIONS AND A DECREASE IN LOSS ON DISPOSITION OF FIXED ASSETS. THIS DECREASE IN OTHER EXPENSE WAS PARTIALLY OFFSET BY A GAIN ON DISPOSITION OF OUR REMAINING MINORITY INTEREST IN A DTH VENTURE IN SPAIN IN THE THIRD QUARTER OF 2003.

INCOME TAX

INCOME TAX INCREASED BY PS.272.2 MILLION, OR 166.2%, TO PS.436.0 MILLION FOR THE THIRD QUARTER OF 2004 FROM PS.163.8 MILLION FOR THE THIRD QUARTER OF 2003. THIS INCREASE REFLECTS AN INCREASED INCOME TAX BASE FOR 2004 COMPARED WITH 2003, AS WELL AS AN INCREASE IN OUR EFFECTIVE INCOME TAX RATE.

EQUITY IN RESULTS OF AFFILIATES

EQUITY IN RESULTS OF AFFILIATES INCREASED BY PS.729.3 MILLION TO AN EQUITY IN INCOME OF AFFILIATES OF PS.403.3 MILLION FOR THE THIRD QUARTER OF 2004 COMPARED TO AN EQUITY IN LOSSES OF AFFILIATES OF PS.326.0 MILLION IN THE THIRD QUARTER OF 2003. THIS INCREASE PRIMARILY REFLECTS: I) THE REVERSAL OF PREVIOUS RESERVES OF APPROXIMATELY PS.360.0 MILLION PESOS DUE TO RELEASE OF THE COMPANY FROM ITS PAS 6B SATELLITE TRANSPONDER GUARANTEE IN CONNECTION WITH SKY MULTI-COUNTRY PARTNERS IN OCTOBER 2004; II) THE ABSENCE OF EQUITY LOSS OF SKY MEXICO; III) A REDUCTION IN OUR EQUITY LOSS OF DTH TECHCO PARTNERS; AND IV) AN INCREASE IN OUR EQUITY INCOME OF UNIVISION.

MINORITY INTEREST

MINORITY INTEREST INCREASED BY PS.62.5 MILLION TO PS.65.7 MILLION IN THE THIRD QUARTER OF 2004 AS COMPARED TO PS.3.2 MILLION IN THE THIRD QUARTER OF 2003. THIS INCREASE PRIMARILY REFLECTS THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY THIRD PARTIES IN THE SKY MEXICO BUSINESS BEGINNING THE SECOND QUARTER OF 2004.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN THE THIRD QUARTER OF 2004, WE INVESTED APPROXIMATELY U.S.$48.6 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$8.5 AND U.S.$9.3 MILLION ARE RELATED TO OUR CABLE TELEVISION AND SKY MEXICO SEGMENTS, RESPECTIVELY. ADDITIONALLY, WE INVESTED APPROXIMATELY U.S.$1.8 MILLION IN LONG-TERM LOANS MADE TO OUR LATIN AMERICAN DTH JOINT VENTURES.

DEBT

AS OF SEPTEMBER 30, 2004, OUR CONSOLIDATED LONG-TERM PORTION OF DEBT AMOUNTED TO PS.17,088.7 MILLION, INCLUDING PS.4,421.6 MILLION FROM SKY MEXICO WHICH IS NOT GUARANTEED BY THE COMPANY, AND OUR CONSOLIDATED CURRENT PORTION OF DEBT WAS PS.2,406.6 MILLION. ADDITIONALLY, AS OF SEPTEMBER 30, 2004, SKY MEXICO HAD LONG-TERM AND CURRENT PORTIONS OF A CAPITAL LEASE OBLIGATION TOTALING PS.1,372.8 MILLION AND PS.70.3 MILLION, RESPECTIVELY. AS OF SEPTEMBER 30, 2003, OUR CONSOLIDATED LONG-TERM PORTION OF DEBT AMOUNTED TO PS.15,233.9 MILLION, AND OUR CONSOLIDATED CURRENT PORTION OF DEBT WAS PS.298.6 MILLION.

ON SEPTEMBER 8, 2004, STANDARD & POOR'S RATINGS SERVICES RAISED TELEVISA'S LOCAL CURRENCY CORPORATE CREDIT RATING TO "BBB" FROM "BBB-" AND AFFIRMED ITS OUTLOOK AT STABLE. STANDARD & POOR'S ALSO AFFIRMED TELEVISA'S FOREIGN CURRENCY CORPORATE CREDIT RATING AT "BBB-/STABLE", WHICH REFLECTS THE FOREIGN CURRENCY SOVEREIGN RATING ON THE UNITED MEXICAN STATES.

IN OCTOBER 2004, WE OBTAINED A COMMITTED CREDIT FACILITY FOR A SEVEN AND A HALF-YEAR LOAN WITH A MEXICAN BANK FOR AN AGGREGATE PRINCIPAL AMOUNT OF $2 BILLION PESOS. NET PROCEEDS WILL BE USED TO REFINANCE OUR $200 MILLION DOLLAR BOND DUE IN AUGUST 2005. WITH THIS TRANSACTION, TELEVISA'S FOREIGN CURRENCY DENOMINATED DEBT EXPOSURE WILL BE REDUCED FROM 70% TO 59%.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN THE THIRD QUARTER OF 2004 TELEVISA CONTINUE TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 70.2%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.6%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.7%.

DURING THE 2004 SUMMER OLYMPIC GAMES, TELEVISA ACHIEVED AN AVERAGE OF 67.9% AUDIENCE SHARE, REFLECTING OUR DOMINANT POSITION IN BROADCASTING MAJOR SPORTING EVENTS. OUR PROGRAM IN PRIME-TIME "LA JUGADA OLIMPICA" WAS THE MOST WATCHED SPORTS PROGRAM IN MEXICO DURING THE OLYMPICS, ACHIEVING THE HIGHEST NUMBER OF SPORTS VIEWERS DURING THE EVENT.

OUTLOOK FOR 2004

WE ARE RAISING OUR GUIDANCE FOR THE YEAR. WE NOW EXPECT OUR TELEVISION BROADCASTING REVENUE TO INCREASE OVER 5.5%. IN ADDITION, WE REMAIN COMMITTED TO KEEPING COSTS AND EXPENSES OF OUR TELEVISION BROADCASTING SEGMENT FLAT DURING THE YEAR, DESPITE THE PRODUCTION AND TRANSMISSION OF THE OLYMPIC GAMES. THEREFORE, WE EXPECT OUR TELEVISION BROADCASTING SEGMENT'S OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN TO EXCEED 45%.

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, FEATURE FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 3      YEAR:  2003
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)


                                ANNEX 2
                                                                  CONSOLIDATED
                                                                Final Printing
------------------------------------------------------------------------------


                           GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
    OF SEPTEMBER 30, 2004, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)

1.   ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF SEPTEMBER 30, 2004 AND 2003, AND FOR THE NINE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS
(CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

     EFFECTIVE JANUARY 1, 2004, IN CONNECTION WITH THE ADOPTION OF MEXICAN GAAP BULLETIN B-7, "BUSINESS ACQUISITIONS," GOODWILL IS DEEMED AN INTANGIBLE ASSET WITH AN INDEFINITE USEFUL LIFE, AND ACCORDINGLY, THE GROUP NO LONGER AMORTIZES GOODWILL EFFECTIVE FROM THAT DATE. BEFORE 2004, GOODWILL WAS AMORTIZED OVER A PERIOD OF 20 YEARS.

     BEGINNING APRIL 1, 2004, THE GROUP BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF INNOVA, S. DE R.L. DE C.V. ("INNOVA"), A JOINT VENTURE
ENGAGED IN DIRECT-TO-HOME ("DTH") BROADCAST SATELLITE PAY TELEVISION IN WHICH THE GROUP HAS A 60% INTEREST. INNOVA'S FINANCIALS ARE CONSOLIDATED IN ACCORDANCE WITH THE GUIDELINES OF THE FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46 ("FIN 46"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," WHICH WAS ADOPTED BY THE GROUP ON APRIL 1, 2004 (SEE NOTE 11).

2.   PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30, CONSISTED OF:
                                                   2004                2003
                                         -------------------  ----------------
BUILDINGS                                Ps.      7,429,588   Ps.    7,206,090
BUILDING IMPROVEMENTS                             1,698,394          1,686,414
TECHNICAL EQUIPMENT                              14,938,870         10,913,771
FURNITURE AND FIXTURES                              598,273            571,419
TRANSPORTATION EQUIPMENT                          1,104,180          1,075,077
COMPUTER EQUIPMENT                                1,191,247            868,965
                                         -------------------  -----------------
                                                 26,960,552         22,321,736
ACCUMULATED DEPRECIATION                        (12,612,290)       (10,883,532)
                                         -------------------  -----------------
                                                 14,348,262         11,438,204
LAND                                              3,649,947          3,662,834
CONSTRUCTION AND PROJECTS IN PROGRESS               734,878            998,964
                                         -------------------  -----------------
                                         Ps.     18,733,087   Ps.   16,100,002
                                         ===================  =================


     DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003, WAS PS.1,318,696 AND PS.882,217, RESPECTIVELY.


3.   LONG-TERM DEBT SECURITIES:

     AS  OF  SEPTEMBER  30,  THE  COMPANY'S   LONG-TERM   DEBT   SECURITIES
OUTSTANDING WERE AS FOLLOWS:

                                                                  2004                                     2003
                                                   ---------------------------------------  -----------------------------------
                                                     U.S. DOLLAR                             U.S. DOLLAR
                                                      PRINCIPAL                               PRINCIPAL
                                                       AMOUNTS                 MEXICAN         AMOUNTS               MEXICAN
           LONG-TERM DEBT SECURITIES                 (THOUSANDS)                PESOS        (THOUSANDS)              PESOS
------------------------------------------------   -----------------  --------------------  ---------------  ------------------
11.875%  SERIES "B"  SENIOR  NOTES DUE 2006(A)          $     5,343      Ps.       60,889         $  5,343   Ps.        61,792
 8.625% SENIOR NOTES DUE 2005 (B)                           200,000             2,279,200          200,000           2,313,001
 8.000% SENIOR NOTES DUE 2011 (C)                           300,000             3,418,800          300,000           3,469,501
 8.500% SENIOR NOTES DUE 2032 (D)                           300,000             3,418,800          300,000           3,469,501
12.875% SENIOR NOTES DUE 2007 (E)                            88,000             1,002,848          -                     -
 9.375% SENIOR NOTES DUE 2013 (F)                           300,000             3,418,800          -                     -
                                                   -----------------  --------------------  ---------------  ------------------
                                                        $ 1,193,343            13,599,337        $ 805,343           9,313,795
                                                   =================                        ===============
UDI-DENOMINATED NOTES DUE 2007 (G)                                              3,755,840                            3,760,557
                                                                      --------------------                   ------------------
                                                                         Ps.   17,355,177                      Ps.  13,074,352
                                                                      ====================                   ==================


(A) INTEREST ON THE SERIES "B" SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(C) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(D) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(E) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 13.54% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNCOLLATERALIZED, UNSUBORDINATED OBLIGATIONS OF INNOVA AND CONTAIN CERTAIN COVENANTS RELATING TO INNOVA SIMILAR TO THOSE OF THE SENIOR NOTES DUE 2013.

(F) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.86% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED AND UNSUBORDINATED OBLIGATIONS OF INNOVA AND CONTAIN CERTAIN COVENANTS RELATING TO INNOVA, INCLUDING COVENANTS WITH RESPECT TO: (I) LIMITATIONS ON ADDITIONAL INDEBTEDNESS; (II) LIMITATIONS ON LIENS;
     (III) LIMITATIONS ON SALES AND LEASEBACKS; (IV) LIMITATIONS ON RESTRICTED PAYMENTS; (V) LIMITATIONS ON ASSETS SALES; AND (VI) LIMITATIONS ON CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. INNOVA MAY, AT ITS OWN OPTION, REDEEM THESE SECURITIES, IN WHOLE OR IN PART, AT ANY TIME IN OR AFTER SEPTEMBER 2008 AT REDEMTION PRICES (EXPRESSED IN PERCENTAGES OF THE PRINCIPAL AMOUNT), PLUS ACCRUED AND UNPAID INTEREST, IF ANY, IN THE RANGE OF 104.6875% TO 100%. ADDITIONALLY, IN OR BEFORE SEPTEMBER 2006, INNOVA MAY, AT ITS OWN OPTION AND SUBJECT TO CERTAIN REQUIREMENTS, USE THE PROCEEDS FROM ONE OR MORE QUALIFIED EQUITY OFFERING TO REDEEM UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF THESE SENIOR NOTES AT 109.375% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST.

(G) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS") FOR A NOMINAL AMOUNT OF PS.3,000,000, REPRESENTING 1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF SEPTEMBER 30, 2004 AND 2003 INCLUDES RESTAMENT OF PS.755,840 AND PS.608,757, RESPECTIVELY. THE UDI VALUE AS OF SEPTEMBER 30, 2004, WAS OF PS. 3.458391 PER ONE UDI.

     THE SENIOR NOTES DUE IN 2005, 2006, 2011 AND 2032 MAY NOT BE REEDEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.

     THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

     THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF THE PRINCIPAL AMOUNT OF ITS SENIOR NOTES DUE IN 2011 AND 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE 7).

4.   CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW WILL BE EXPENSED AS INCURRED.

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.   STOCKHOLDERS' EQUITY:

     THE MAJORITY  STOCKHOLDERS'  EQUITY AS OF SEPTEMBER 30, IS ANALYZED AS
FOLLOWS:

                                                                    2004                                 2003
                                                     -----------------------------------  ------------------------------------
                                                       NOMINAL PESOS     RESTATED PESOS       NOMINAL PESOS     RESTATED PESOS
                                                     ----------------  --------------------------------------  ---------------
CAPITAL STOCK ISSUED                                  Ps. 2,524,174    Ps.    9,404,864     Ps.   1,555,065     Ps. 8,153,740
ADDITIONAL PAID-IN CAPITAL                                3,841,792           4,006,026             191,412           232,621
LEGAL RESERVE                                               802,231           1,498,162             622,401         1,312,271
RESERVE FOR REPURCHASE OF SHARES                          2,255,655           5,463,090           2,274,863         5,483,196
UNAPPROPRIATED EARNINGS                                   3,671,071          11,336,505          5,276,914         13,232,576
CUMULATIVE GAIN ON ISSUANCE OF SHARES OF ASSOCIATES       3,486,635           3,760,742             735,027           772,219
CUMULATIVE EFFECT OF DEFERRED TAXES                      (2,197,681)         (2,840,223)         (2,197,681)       (2,840,223)
ACUMULATED OTHER COMPREHENSIVE LOSS                        --                (2,730,452)           --              (3,160,315)
NET INCOME FOR THE NINE MONTHS                             --                 2,387,396           2,217,022         2,329,203
SHARES REPURCHASED                                       (5,760,937)         (6,123,107)         (2,102,135)       (2,382,909)
                                                                      ------------------                      ----------------
EQUITY                                                                  Ps.  26,163,003                         Ps.23,132,379
                                                                      ==================                      ================


     ON APRIL 16, 2004, THE SHAREHOLDERS OF THE COMPANY APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.3,850,000 (NOMINAL), WHICH WAS PAID IN CASH ON MAY 21 2004, AS FOLLOWS: A DIVIDEND OF PS.1.21982800845 PER CPO, AND A DIVIDEND OF PS.0.40660933615 PER FORMER SERIES "A" SHARE (NOT IN THE FORM OF A CPO AND BEFORE THE RECAPITALIZATION).

     ON APRIL 16, 2004, THE SHAREHOLDERS OF THE COMPANY APROVED A RESTRUCTURING OF THE COMPANY'S CAPITAL STOCK ("RECAPITALIZATION"), WHICH COMPRISES THE FOLLOWING: (I) A STOCK SPLIT IN WHICH EACH OUTSTANDING SHARE WILL BE DIVIDED INTO 25 SHARES OF THE SAME CLASS; (II) THE CREATION OF A NEW CLASS OF COMMON OR ORDINARY SHARES, THE SERIES "B" SHARES; (III) A STOCK DIVIDEND IN THE AMOUNT OF PS.906,114 (NOMINAL), IN THE COMPANY DISTRIBUTED TO HOLDERS OF OUTSTANDING SHARES, 14 NEW SHARES (OF VARIOUS CLASSES DEPENDING ON THE CLASS HELD) FOR EVERY 25 SHARES OUTSTANDING AFTER THE STOCK SPLIT; AND (IV) AN INCREASE IN THE NUMBER OF SHARES REPRESENTED BY EACH OUSTANDING CPO, FROM THREE SHARES TO 117 SHARES. THE RECAPITALIZATION INCREASED THE NUMBER OF THE COMPANY'S SHARES BY A FACTOR OF 39 BUT DID NOT AFFECT THE COMPANY'S TOTAL EQUITY OR DILUTE THE EQUITY INTEREST OF ANY SHAREHOLDER.

     THE FOLLOWING TABLE SUMMARIZES THE EFFECT OF THE STOCK SPLIT AND THE STOCK DIVIDEND ON A HOLDER OF ONE FORMER SHARE OF EACH CLASS OF THE COMPANY'S CAPITAL STOCK:

                                                                STOCK
      BEFORE THE                STOCK "SPLIT"                 DIVIDEND                  AFTER THE
   RECAPITALIZATION          (25 PER ONE SHARE)          (14 PER 25 SHARES)          RECAPITALIZATION
------------------------  --------------------------  --------------------------  -----------------------
ONE "A" SHARE             25 "A" SHARES               FOUR  "B" SHARES            25    "A" SHARES
                                                      FIVE  "D" SHARES            FOUR  "B"  SHARES
                                                      FIVE  "L" SHARES            FIVE  "D" SHARES
                                                                                  FIVE  "L" SHARES
ONE "D" SHARE             25 "D" SHARES               NINE  "B" SHARES            NINE  "B" SHARES
                                                      FIVE  "D" SHARES            30    "D" SHARES
ONE "L" SHARE             25 "L" SHARES               NINE  "B" SHARES            NINE  "B" SHARES
                                                      FIVE  "L" SHARES            30    "L" SHARES

     THE  NUMBER  OF  SHARES   DISCLOSED   IN  THESE   NOTES   REFLECT  THE
RECAPITALIZATION OF THE COMPANY'S CAPITAL STOCK, WHICH BECAME EFFECTIVE ON JULY 26, 2004, THROUGH THE EXCHANGE OF OLD AND NEW SHARES.

     AS OF SEPTEMBER 30, 2004, THE NUMBER OF SHARES AUTHORIZED AND ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:


                                    AUTHORIZED
SHARES                               AND ISSUED             REPURCHASED           OUTSTANDING
--------------------------   ----------------------  --------------------  ---------------------
SERIES "A"                         124,736,244,175        10,089,856,435        114,646,387,740
SERIES "B"                          60,269,682,796         5,946,715,737         54,322,967,059
SERIES "D"                          92,133,721,715         5,710,884,889         86,422,836,826
SERIES "L"                          92,133,721,715         5,710,884,889         86,422,836,826
                             ----------------------  --------------------  ---------------------
                                   369,273,370,401        27,458,341,950        341,815,028,451
                             ======================  ====================  =====================

CPOS                                 2,239,549,096            83,212,086          2,156,337,010
                             ======================  ====================  ======================



     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF SEPTEMBER 30, 2004, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY AS
FOLLOWS:

                                                     A, B, D, AND L SHARES
                                      -----------------------------------------------------
                                           IN THE FORM          NOT IN THE
                                             OF CPOS           FORM OF CPOS         TOTAL        NET COST
                                      -------------------------------------------------------------------
REPURCHASE PROGRAM                        1,812,634,200           -             1,812,634,200    (378,413)
OWNED BY A COMPANY'S SUBSIDIARY           7,923,179,862         940,533,282     8,863,713,144  (1,757,240)
ACQUIRED BY A COMPANY'S TRUST                  -             16,781,994,606    16,781,994,606  (3,981,165)
ADVANCE FOR ACQUISITION OF SHARES              -                  -                  -             (6,289)
                                      --------------------------------------------------------------------
                                          9,735,814,062      17,722,527,888    27,458,341,950  (6,123,107)
                                      ====================================================================



     IN CONNECTION WITH THE COMPANY'S PROGRAM FOR REPURCHASE OF SHARES, IN THE NINE MONTHS ENDED SEPTEMER 30, 2004, THE COMPANY REPURCHASED 1,813,102,200 SHARES IN THE FORM OF 15,496,600 CPOS IN THE AMOUNT OF PS.383,354 (PS.379,618 NOMINAL), AND RESOLD 468,000 SHARES IN THE FORM OF 4,000 CPOS IN THE AMOUNT OF PS.99.

     IN  THE  NINE  MONTHS  ENDED   SEPTEMBER  30,  2004,  THE  GROUP  SOLD
4,975,807,356 SHARES, IN THE FORM OF 42,528,268 CPOS, IN THE AMOUNT OF PS.578,454 (PS.569,028 NOMINAL) IN CONNECTION WITH THE COMPANY'S STOCK OPTION PLAN.

6.   REPURCHASE OF SHARES:

     AS OF SEPTEMBER 30, 2004, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.6,839,388. THIS RESERVE WAS USED IN 1999, 2000 AND 2003 IN THE AMOUNT OF PS.281,212, PS.628,620 AND PS.466,466, RESPECTIVELY, IN CONNECTION WITH THE REPURCHASE OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE NINE MONTHS ENDED SEPTEMBER 30, CONSISTED OF:


                                                    2004                 2003
                                             -----------------   -----------------
INTEREST EXPENSE (1)                         Ps.   1,381,925     Ps.  1,027,830
INTEREST INCOME                                     (463,498)          (540,365)
FOREIGN EXCHANGE LOSS (GAIN), NET (2)                (20,025)          (111,992)
LOSS FROM MONETARY POSITION (3)                      106,135             37,945
                                             -----------------   -----------------
                                             Ps.   1,044,587     Ps.    413,418
                                             =================   =================


(1) INCLUDES RESTATEMENT OF UDIS OF PS.108,492 AND PS.80,783 NET IN 2004 AND 2003, RESPECTIVELY.
(2) NET OF THE GAIN OF PS.103,241 IN 2004 AND OF PS.348,683 IN 2003 RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.
(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2004 AND 2003 OF PS.126,963 AND PS.97,822, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.


8.   DEFERRED TAXES:

     THE DEFERRED  INCOME TAX  LIABILITY  AS OF  SEPTEMBER  30, WAS DERIVED
FROM:


                                                   2004                 2003
                                            ----------------   ---------------
ASSETS:
ACCRUED LIABILITIES                         Ps.     697,293     Ps.    632,485
GOODWILL                                            833,197            981,452
TAX LOSS CARRYFORWARDS                            1,672,058            813,832
ALLOWANCE FOR DOUBTFUL ACCOUNTS                     340,284            278,236
CUSTOMER ADVANCES                                 1,584,721          1,222,331
                                            ----------------    --------------
                                                  5,127,553          3,928,336
                                            ----------------    --------------
LIABILITIES:
INVENTORIES                                      (1,584,755)        (1,933,653)
PROPERTY, PLANT AND EQUIPMENT - NET              (1,304,696)        (1,041,490)
OTHER ITEMS                                        (295,591)          (412,872)
INNOVA                                           (1,579,306)        (1,267,896)
                                            ----------------    ---------------
                                                 (4,764,348)        (4,655,911)
                                            ----------------    ---------------
DEFERRED-INCOME TAX OF MEXICAN COMPANIES            363,205           (727,575)
DEFERRED TAX OF FOREIGN SUBSIDIARIES               (370,984)          (356,907)
ASSETS TAX                                        1,295,989          1,643,542
VALUATION ALLOWANCE                              (2,656,215)        (2,203,725)
                                            ----------------    ---------------
DEFERRED INCOME TAX LIABILITY                    (1,368,005)        (1,644,665)
EFFECT ON CHANGE OF INCOME TAX RATES                 88,779            282,587
                                            ----------------    ---------------
DEFERRED TAX LIABILITY OF CONTINUING
  OPERATIONS                                Ps.  (1,279,226)    Ps. (1,362,078)
                                            ================    ===============



9.   EXTRAORDINARY ITEMS:

     NO  EXTRAORDINARY  ITEMS,  AS  DEFINED BY MEXICAN  GAAP  BULLETIN  A-7
"COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003.

10.  DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     EFFECTIVE APRIL 1, 2004, THE GROUP ADOPTED THE GUIDELINES OF FIN 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," AS PERMITTED BY MEXICAN GAAP BULLETIN A-8, "SUPPLEMENTARY APPLICATION OF INTERNATIONAL ACCOUNTING STANDARDS." FIN 46, WHICH BECAME EFFECTIVE IN 2004, ADDRESSES CONSOLIDATION BY BUSINESS ENTERPRISES OF VARIABLE INTEREST ENTITIES, OR "VIES". UNDER PREVIOUS GUIDANCE, A COMPANY GENERALLY INCLUDED ANOTHER ENTITY IN ITS CONSOLIDATED FINANCIAL STATEMENTS ONLY IF IT CONTROLLED THE ENTITY THROUGH VOTING INTERESTS. FIN 46 REQUIRES A VARIABLE INTEREST ENTITY TO BE CONSOLIDATED BY A COMPANY IF THAT COMPANY IS THE "PRIMARY BENEFICIARY" OF THE ENTITY. THE PRIMARY BENEFICIARY IS SUBJECT TO A MAJORITY OF THE RISK OF LOSS FROM THE VIES ACTIVITIES, OR IS ENTITLED TO RECEIVE A MAJORITY OF THE VIES RESIDUAL RETURN, OR BOTH. THE GROUP IDENTIFIED INNOVA AS A VARIABLE INTEREST ENTITY, AND THE GROUP AS THE PRIMARY BENEFICIARY OF THE INVESTMENT IN INNOVA, UNDER THE SCOPE OF FIN 46, AND THEREFORE, BEGINNING APRIL 1, 2004, THE GROUP BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF INNOVA. BEFORE ADOPTING FIN 46, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN INNOVA BY APPLYING THE EQUITY METHOD, AND RECOGNIZED EQUITY IN LOSSES IN EXCESS OF ITS INVESTMENT UP TO THE AMOUNT OF THE GUARANTEES MADE BY THE GROUP IN CONNECTION WITH CERTAIN CAPITAL LEASE OBLIGATIONS OF INNOVA.

     AS A RESULT OF THIS ACCOUNTING CHANGE, THE GROUP RECOGNIZED AT APRIL 1, 2004, A CONSOLIDATED CUMULATIVE LOSS EFFECT OF PS.1,008,965, NET OF INCOME TAX IN THE AMOUNT OF PS.298,681, IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004, IN CONNECTION WITH INNOVA'S ACCUMULATED LOSSES NOT RECOGNIZED BY THE GROUP IN 2001, 2002, 2003 AND THE FIRST QUARTER OF 2004.

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003.


12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED SEPTEMBER 30, 2004, ARE AS FOLLOWS:


                                   HISTORICAL NET RESULT (1)                                      RESTATED NET RESULT
                            ----------------------------------------                      ------------------------------------
                                                                          INDEX AT END
        QUARTER                 ACCUMULATED             QUARTER             OF PERIOD         ACCUMULATED           QUARTER
------------------------  ---------------------  -----------------  ------------------  ------------------  ----------------
4/03                       Ps.   3,596,603        Ps.    1,343,339           106.996     Ps.   3,717,816     Ps.   1,388,613
1/04                               472,041                 472,041           108.672             480,424             480,424
2/04                               933,883                 461,560           108.737             949,900             469,476
3/04                             2,387,396               1,437,496           110.602           2,387,396           1,437,496

(1)  AS REPORTED IN EACH QUARTER.



13. INFORMATION BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003, WERE AS FOLLOWS:


                                                TOTAL             INTERSEGMENT         CONSOLIDATED         OPERATING
                                              REVENUES              REVENUES            REVENUES         INCOME (LOSS)
                                          ---------------      -----------------    -----------------   ------------------
2004:
TELEVISION BROADCASTING                   Ps.  11,614,433      Ps.    234,019       Ps.  11,380,414     Ps.  4,411,427
PROGRAMING FOR PAY TELEVISION                     578,841             105,597               473,244            202,127
PROGRAMING LICENSING                            1,401,091                   -             1,401,091            519,117
PUBLISHING                                      1,428,813               1,411             1,427,402            249,391
PUBLISHING DISTRIBUTION                         1,449,368               6,096             1,443,272            (29,762)
SKY MEXICO                                      2,356,308              22,965             2,333,343            481,429
CABLE TELEVISION                                  818,838               2,295               816,543             87,025
RADIO                                             198,580              36,500               162,080             (2,130)
OTHER BUSINESSES                                1,178,950              77,911             1,101,039           (187,122)
ELIMINATIONS AND CORPORATE EXPENSES
                                                 (486,794)           (486,794)                    -           (113,701)
                                          ----------------     ---------------      ----------------    ---------------
CONSOLIDATED TOTAL                        Ps.  20,538,428      Ps.          -       Ps.  20,538,428     Ps.  5,617,801
                                          ================     ===============      ================    ===============

2003:
TELEVISION BROADCASTING                   Ps.  10,946,251      Ps.     45,610       Ps.  10,900,641     Ps.  3,817,914
PROGRAMING FOR PAY TELEVISION                     527,583              43,553               484,030             90,778
PROGRAMING LICENSING                            1,296,600                   -             1,296,600            436,630
PUBLISHING                                      1,293,285               1,273             1,292,012            221,327
PUBLISHING DISTRIBUTION                         1,252,315               5,110             1,247,205             (9,349)
SKY MEXICO                                              -                  -                      -                 -
CABLE TELEVISION                                  757,675               4,160               753,515             87,654
RADIO                                             184,349              36,339               148,010                234
OTHER BUSINESSES                                1,061,763              88,133               973,630           (311,184)
ELIMINATIONS AND CORPORATE EXPENSES
                                                 (224,178)           (224,178)                    -           (117,377)
                                          ----------------     ---------------      ----------------    ---------------
CONSOLIDATED TOTAL                        Ps.  17,095,643      Ps.          -       Ps.  17,095,643     Ps.  4,216,627
                                          ================     ===============      ================    ===============


14.  REFINANCING:

     IN MAY 2004, THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.1,162.5
MILLION, WHICH MATURES IN 2009. THE ANNUAL INTEREST RATE OF THIS INDEBTEDNESS EQUALS 9.70% AND IS PAYABLE ON A MONTHLY BASIS. THE PROCEEDS OF THIS LOAN WERE USED BY THE COMPANY TO PREPAY ALL OF THE OUTSTANDING AMOUNTS OF THE U.S.$100 MILLION SYNDICATED LONG-TERM LOAN, WHICH ORIGINALLY MATURED IN 2005 AND 2006.

15.  DIVESTITURE OF MINORITY INTEREST INVESTMENT:

     IN APRIL 2004, THE COMPANY SOLD ITS 30% MINORITY INTEREST IN GRUPO EUROPRODUCCIONES, S.A., A TELEVISION PROGRAMMING PRODUCER IN SPAIN, IN THE AGGREGATE AMOUNT OF APPROXIMATELY 7,505 MILLION EUROS (PS.107,029) IN CASH. AS A RESULT OF THIS DISPOSAL, THE COMPANY RECOGNIZED A NET LOSS OF APPROXIMATELY 8,030 MILLION EUROS (PS.112,844) AS OTHER EXPENSE IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004.

16.  SUBSEQUENT EVENT:

     ON OCTOBER 11, 2004, IN CONJUNCTION WITH A SERIES OF AGREEMENTS ENTERED INTO BY THE GROUP WITH DIRECTV GROUP, INC. ("DIRECTV") AND NEWS CORPORATION ("NEWS"), THE GROUP ANNOUNCED, AMONG OTHER MATTERS, THAT (A) DIRECTV MEXICO SOLD ITS SUBSCRIBER LIST TO SKY MEXICO; (B) NEWS RECEIVED AN OPTION TO PURCHASE AN EQUITY STAKE IN SKY MEXICO; (C) THE GROUP WILL ACQUIRE 2/3 OF LIBERTY MEDIA'S 10% EQUITY INTEREST IN SKY MEXICO FOR A NET AMOUNT OF APPROXIMATELY U.S.$48.0 MILLION, WHILE NEWS HAS AGREED TO ACQUIRE THE REMAINING PORTION; AND (D) THE GROUP SOLD, SUBJECT TO CERTAIN CONDITIONS, ITS 30% EQUITY INTEREST IN SKY MULTI-COUNTRY PARTNERS ("SMCP"), RELEASING THE GROUP FROM ITS SATELLITE TRANSPONDER GUARANTEE. AS A RESULT OF THESE TRANSACTIONS, THE GROUP'S EQUITY STAKE IN SKY MEXICO COULD BE MARGINALLY REDUCED FROM 60% TO 57%, AND NEWS' STAKE COULD INCREASE FROM 30% TO 43%. ADDITIONALLY, THE GROUP EXECUTED NEW AGREEMENTS FOR THE CARRIAGE OF THE GROUP'S CHANNELS ON SKY MEXICO AND DIRECTV LATIN AMERICA, AND SKY MEXICO HAS THE OPTION TO EXPLOIT THE DTH BUSINESS IN CENTRAL AMERICA AND CERTAIN CARIBBEAN COUNTRIES. AS A RESULT OF THIS SUBSEQUENT EVENT, THE GROUP CANCELLED AS OF SEPTEMBER 30, 2004, THE PROVISION FOR ITS GUARANTEE IN CONNECTION WITH SATELLITE TRANSPONDERS OF SMCP IN THE AMOUNT OF APPROXIMATELY PS.353,299, AND RECOGNIZED A RELATED INCOME AS EQUITY IN EARNINGS OF AFFILIATES IN THE THIRD QUARTER OF 2004.


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA               QUARTER:       3         YEAR:   2004
GRUPO TELEVISA, S.A.


                                                  ANALYSIS OF INVESTMENTS IN SHARES

                                                               ANNEX 3
                                                                                                                    CONSOLIDATED
                                                                                                                  Final Printing
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             TOTAL AMOUNT
                                                                                           %        (Thousands of Mexican Pesos)
                                                                        NUMBER        OWNERSHIP     ----------------------------
COMPANY NAME (1)                            MAIN ACTIVITIES           OF SHARES           (2)       ACQUISITION        BOOK
                                                                                                      COST            VALUE (3)
--------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES

 1  CORPORATIVO VASCO DE QUIROGA,           PROMOTION AND             19,509,544        100.00      1,836,819       1,910,012
    S.A. DE C.V.                            DEVELOPMENT OF
                                            COMPANIES
 2  CVQ ESPECTACULOS, S.A. DE C.V.          PROMOTION AND             10,660,871        100.00      1,367,744         617,576
                                            DEVELOPMENT OF
                                            COMPANIES
 3  DTH EUROPA, S.A.                        PROMOTION AND              1,080,182         90.25        780,220             938
                                            DEVELOPMENT OF
                                            COMPANIES
 4  EDITORA FACTUM, S.A. DE C.V.            PROMOTION AND            527,908,167        100.00      1,765,630       1,754,629
                                            DEVELOPMENT OF
                                            COMPANIES
 5  EDITORIAL TELEVISA, S.A. DE C.V.        PROMOTION AND              1,037,498        100.00        823,582       1,837,870
                                            DEVELOPMENT OF
                                            COMPANIES
 6  FACTUM MAS, S.A. DE C.V.                PROMOTION AND          5,271,100,701        100.00      4,585,127        (414,771)
                                            DEVELOPMENT OF
                                            COMPANIES
 7  GRUPO DISTRIBUIDORAS INTERMEX,          DISTRIBUTION OF BOOKS    349,470,905        100.00        822,778         612,409
    S.A. DE C.V.                            AND MAGAZINES
 8  CAMPUS AMERICA, S.A. DE C.V.            PROMOTION AND            418,881,301        100.00        342,274       8,760,497
                                            DEVELOPMENT OF
                                            COMPANIES
 9  PROMO-INDUSTRIAS                        PROMOTION AND                782,855        100.00         26,835          89,722
    METROPOLITANAS, S.A. DE C.V.            DEVELOPMENT OF
                                            COMPANIES
10  SISTEMA RADIOPOLIS, S.A. DE C.V.        COMMERCIALIZATION OF      76,070,313         50.00        764,739         215,663
                                            RADIO PROGRAMMING
11  TELEPARABOLAS, S.L.                     MAINTENANCE OF                 1,500        100.00            750             822
                                            PARABOLIC DISHES
12  TELESISTEMA MEXICANO, S.A. DE C.V.      COMMERCIALIZATION OF     169,773,895        100.00     12,806,397      21,031,620
                                            TELEVISION
13  TELEVISA ARGENTINA, S.A.                COMMERCIAL OPERATION       6,920,920        100.00        115,371          49,202
                                            OF TELEVISION
15  TELEVISION INDEPENDIENTE DE             PROMOTION AND             32,240,629         99.98      2,790,056       6,935,179
    MEXICO, S.A. DE C.V.                    DEVELOPMENT OF
                                            COMPANIES
16  CAPITALIZED INTEGRAL COST OF                                               1                                      210,245
    FINANCING, 1994
17  CAPITALIZED INTEGRAL COST OF                                               1                                      392,948
    FINANCING, 1995
18  CAPITALIZED INTEGRAL COST OF                                               1                                       27,192
    FINANCING, 1996
19  CAPITALIZED INTEGRAL COST OF                                               1                                       21,609
    FINANCING, 1998

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN SUBSIDIARIES                                                                   28,828,322      44,053,362
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             TOTAL AMOUNT
                                                                                           %        (Thousands of Mexican Pesos)
                                                                        NUMBER        OWNERSHIP     ----------------------------
COMPANY NAME (1)                            MAIN ACTIVITIES           OF SHARES           (2)       ACQUISITION        BOOK
                                                                                                      COST            VALUE (3)
--------------------------------------------------------------------------------------------------------------------------------

ASSOCIATEDS
 1  ARGOS COMUNICACION, S.A. DE C.V.        OPERATION AND/OR          33,000,000         15.30        137,000          24,182
                                            BROADCASTING OF T.V.
 2  DIBUJOS ANIMADOS MEXICANOS              PRODUCTION OF              1,735,560         49.00          4,384             739
    DIAMEX, S.A. DE C.V.                    ANIMATED CARTOONS
 3  DTH TECHCO PARTNERS                     SERVICES FOR SATELLITE             1         30.00        117,900         148,083
                                            PAY TELEVISION
 4  EDITORIAL CLIO, LIBROS Y VIDEOS,        PUBLISHING AND PRINTING    2,627,050         30.00         26,270          12,412
    S.A. DE C.V.                            OF BOOKS AND
                                            MAGAZINES.
 5  ENDEMOL MEXICO, S.A. DE C.V.            COMMERCIALIZATION OF       1,635,000         50.00          1,635          24,816
                                            TELEVISION
                                            PROGRAMMING
 6  EN VIVO ESPECTACULOS, S. DE R.L.        LIVE ENTERTAINMENT IN              2        100.00             25          (4,542)
    DE C.V.                                 MEXICO
 7  MAS FONDOS, S.A. DE C.V.                MUTUAL FUND DISTRIBUTION      99,758         46.55         99,758          68,183
                                            COMPANY
 8  OCESA ENTRETENIMIENTO, S.A. DE          LIVE ENTERTAINMENT IN     14,100,000         40.00      1,095,581         489,554
    C.V.                                    MEXICO
 9  SKY LATIN AMERICA PARTNERS              ADMINISTRATIVE SERV.               1         30.00          1,974          11,060
                                            FOR THE DTH VENTURES
10  TELEVISORA DEL YAQUI, S.A. DE C.V.      OPERATION AND/OR           4,124,986         15.00            412           6,998
                                            BROADCASTING OF T.V.
11  TUTV, LLC                               COMMERCIALIZATION OF               1         50.00         25,752          24,166
                                            TELEVISION PROGRAMMING
12  UNIVISION COMMUNICATIONS, INC.          BROADCASTING OF T.V.      30,187,534          9.36      5,602,976       5,801,639
                                            SPANISH PROGRAMS

-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL INVESTMENT IN ASSOCIATES                                                                  7,113,667       6,607,290

-----------------------------------------------------------------------------------------------------------------------------------

    OTHER PERMANENT INVESTMENTS                                                                                       273,462

-----------------------------------------------------------------------------------------------------------------------------------

    TOTAL                                                                                                          50,934,114
-----------------------------------------------------------------------------------------------------------------------------------


                                                      MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                ANNEX 5                     QUARTER:    3            YEAR:    2004
GRUPO TELEVISA, S.A.

                                                         CREDIT BREAK DOWN
                                                    (Thousands of Mexican Pesos)
                                                                                                                     CONSOLIDATED
                                                                                                                    Final Printing
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Amortization of Credits in Foreign Currency With
                                                                                   National Entities (Thousands of $)
                                                              Denominated   -------------------------------------------------------
                                                                In Pesos                       Time Interval
                                                           ------------------------------------------------------------------------
                                                                        More
                                  Amortization    Interest    Until 1   Than    Current  Until 1  Until 2  Until 3  Until 4  Until 5
    Credit Type / Institution        Date           Rate      Year     1 Year    Year    Year     Year     Year     Year     Year
-----------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.                      5/21/2009         9.70              1,162,460
BANAMEX, S.A.                       5/1/2008         8.93    40,000      720,000
BANCA SERFIN, S.A.                 5/15/2006         8.64    64,000       48,000
BNP PARIBAS                        1/20/2009         2.55
BANK OF AMERICA                    3/31/2010         3.09
SUNTRUST BANK MIAMI, NATIONAL       4/1/2008         4.53
BANCO DE BILBAO VIZCAYA, S.A.      1/30/2006         5.86
LEASING DE COLOMBIA                9/23/2006        13.21
LEASING DE OCCIDENTE               3/19/2005        13.87
LEASING DE OCCIDENTE               4/29/2007        17.62
SANTANDER CENTRAL HISPANO
   LEASING, S.A.                   1/24/2006        14.74
LEASING DEL VALLE                  1/14/2005        13.53
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                 104,000    1,930,460   -       -        -        -        -        -
-----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------
HOLDERS                            5/13/2006        12.49
HOLDERS                             8/8/2005         9.07
HOLDERS                            9/13/2011         8.41
HOLDERS                            3/11/2032         8.94
HOLDERS                             4/1/2007        13.54
HOLDERS                            9/19/2013         9.86
UDI DENOMINATED-NOTES              4/13/2007         8.15              3,755,840
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                              -    3,755,840         -           -         -         -
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                     741,714                            979,042
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                             741,714            -         -     979,042         -         -
-----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                   1,472,768      184,757         0     316,543   445,248         0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                         1,472,768      184,757               316,543   445,248
-----------------------------------------------------------------------------------------------------------------------------------
                                                          2,318,482    5,871,057         -   1,295,585   445,248         -
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                                                    Amortization of Credits in Foreign Currency With Foreign
                                                                    Entities (Thousands of $)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          Time Interval
-----------------------------------------------------------------------------------------------------------------------------------
                                                  Current      Until 1      Until 2    Until 3      Until 4       Until 5
       Credit Type / Institution                   Year         Year         Year       Year         Year         Year
-----------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
 BANAMEX, S.A.
 BANAMEX, S.A.
 BANCA SERFIN, S.A.
 BNP PARIBAS                                        2,720    11,391       12,157      12,157        7,591          3,805
 BANK OF AMERICA                                      143       428          572         572          572         29,475
 SUNTRUST BANK MIAMI, NATIONAL                        214     4,558        4,558       4,558        4,345
 BANCO DE BILBAO VIZCAYA, S.A.                        596     2,161          456
 LEASING DE COLOMBIA                                  165       338          445         282
 LEASING DE OCCIDENTE                                 244       212
 LEASING DE OCCIDENTE                                  45       134          171         125
 SANTANDER CENTRAL HISPANO LEASING                      5        29           39
 LEASING DEL VALLE                                      3         7
 ---------------------------------------------------------------------------------------------------------------------------------
 TOTAL BANKS                                        4,135    19,258       18,398      18,064       12,508         33,280
 ---------------------------------------------------------------------------------------------------------------------------------
 STOCK EXCHANGE
 PRIVATE PLACEMENTS
 ---------------------------------------------------------------------------------------------------------------------------------
 UNSECURED DEBT
 -------------------------------
 HOLDERS                                                                  60,889
 HOLDERS                                                  2,279,200
 HOLDERS                                                                                                       3,418,800
 HOLDERS                                                                                                       3,418,800
 HOLDERS                                                                           1,002,848
 HOLDERS                                                                                                       3,418,800
 UDI DENOMINATED-NOTES
 ----------------------------------------------------------------------------------------------------------------------------------
 TOTAL STOCK EXCHANGE                                -    2,279,200       60,889   1,002,848            0     10,256,400
 ----------------------------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------------------------
 SUPPLIERS
 ----------------------------------------------------------------------------------------------------------------------------------
 VARIOUS                                                    358,712
 ----------------------------------------------------------------------------------------------------------------------------------
 TOTAL SUPPLIERS                                            358,712            -           -            -              -
 ----------------------------------------------------------------------------------------------------------------------------------
 OTHER CURRENT LIABILITIES
 AND OTHER CREDITS
 ----------------------------------------------------------------------------------------------------------------------------------
 VARIOUS                                           16,821   135,572      169,490      88,346       99,059      1,106,625
 ----------------------------------------------------------------------------------------------------------------------------------
 TOTAL OTHER CURRENT LIABILITIES
 AND OTHER CREDITS                                 16,821   135,572      169,490      88,346       99,059      1,106,625
 ----------------------------------------------------------------------------------------------------------------------------------
                                                   20,956 2,792,742      248,777   1,109,258      111,567     11,396,305
-----------------------------------------------------------------------------------------------------------------------------------


NOTES
     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

                                 $   11.3960   PESOS PER U.S. DOLLAR
                                      0.0044   PESOS PER COLOMBIAN PESO
                                     14.2608   PESOS PER EURO


                                                       MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                           QUARTER:      3          YEAR:   2004
GRUPO TELEVISA, S.A.
                                                 MONETARY FOREIGN CURRENCY POSITION
                                                    (Thousands of Mexican Pesos)

                                                               ANNEX 6

                                                                                                                 CONSOLIDATED
                                                                                                               Final Printing
 ----------------------------------------------------------------------------------------------------------------------------
                                          DOLLARS (1)                            OTHER CURRENCIES (1)              TOTAL

                                        ---------------------------------------------------------------------
             TRADE BALANCE                 THOUSANDS        THOUSANDS         THOUSANDS        THOUSANDS          THOUSANDS
                                           OF DOLLARS        OF PESOS        OF DOLLARS         OF PESOS          OF PESOS
 ----------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                 567,714        6,469,669           39,574          450,985          6,920,654
 LIABILITIES POSITION                       1,508,426       17,190,023           23,776          270,951         17,460,974
 SHORT-TERM LIABILITIES POSITION              340,632        3,881,842           23,515          267,977          4,149,819

 LONG-TERM LIABILITIES POSITION             1,167,794       13,308,181              261            2,974         13,311,155

 ----------------------------------------------------------------------------------------------------------------------------
 NET BALANCE                                 (940,712)     (10,720,354)          15,798          180,034        (10,540,320)
 ----------------------------------------------------------------------------------------------------------------------------

 NOTES

 (1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

             $     11.3960 PESOS PER U.S. DOLLAR
                   14.2608 PESOS PER EURO
                    3.7735 PESOS PER ARGENTINEAN PESO
                    0.0185 PESOS PER CHILEAN PESO
                    0.0044 PESOS PER COLOMBIAN PESO
                    3.4007 PESOS PER PERUVIAN NUEVO SOL
                   20.7285 PESOS PER POUNDS STERLING
                   11.3960 PESOS PER ECUADORIAN SUCRE
                   11.3960 PESOS PER PANAMANIAN BALBOA
                    0.0059 PESOS PER VENEZUELAN BOLIVAR

 THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.


                                                       MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                    QUARTER:       3          YEAR:   2004
GRUPO TELEVISA, S.A.

                                                  RESULT FROM MONETARY POSITION (1)
                                                    (Thousands of Mexican Pesos)

                                                               ANNEX 7
                                                                                                           CONSOLIDATED
                                                                                                         Final Printing
 ----------------------------------------------------------------------------------------------------------------------
                                                                 (ASSET) LIABILITY                            MONTHLY
          MONTH                MONETARY           MONETARY            MONETARY             MONTHLY             PROFIT
                                ASSETS          LIABILITIES           POSITION            INFLATION          AND (LOSS)
 ----------------------------------------------------------------------------------------------------------------------
 JANUARY                      28,435,606         22,176,571           (6,259,035)             0.01            (38,900)

 FEBRUARY                     27,713,141         20,084,504           (7,628,637)             0.01            (45,627)

 MARCH                        26,256,111         21,431,109           (4,825,002)             0.00            (16,347)

 APRIL                        28,415,500         34,291,191            5,875,691              0.00              8,866

 MAY                          28,545,301         37,296,282            8,750,981              0.00            (21,947)

 JUNE                         22,597,252         32,956,030           10,358,778              0.00             16,595

 JULY                         26,701,265         32,468,519            5,767,254              0.00             15,116

 AUGUST                       26,457,440         32,371,531            5,914,091              0.00             36,508

 SEPTEMBER                    27,670,998         33,415,941            5,744,943              0.00             40,169

 RESTATEMENT:                                                                  -                               (1,723)

 CAPITALIZATION:                                                               -                                    -

 FOREIGN CORP.:                                                                -                               28,289

 OTHER                                                                         -                             (127,134)

 ---------------------------------------------------------------------------------------------------------------------
 TOTAL                                                                                                       (106,135)
 ---------------------------------------------------------------------------------------------------------------------

 NOTES

               THE AMOUNT REFLECTED IN "OTHER" INCLUDES A LOSS FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN
               ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                     QUARTER: 3       YEAR:   2004
GRUPO TELEVISA, S.A.

      CONVENANTS ON BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

                                  ANNEX 8
                                                                   CONSOLIDATED
                                                                 Final Printing
-------------------------------------------------------------------------------
            FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

-------------------------------------------------------------------------------

THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENTS OF THE U.S.$88 MILLION SENIOR NOTES AND THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2007 AND 2013, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.


-------------------------------------------------------------------------------
                   ACTUAL SITUATION OF FINANCIAL LIMITED

-------------------------------------------------------------------------------

AT SEPTEMBER 30, 2004, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.




               ---------------------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT




                       MEXICO, D.F. OCTOBER 21, 2004


-------------------------------------------------------------------------------


                                                       MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                   QUARTER:       3              YEAR:   2004
GRUPO TELEVISA, S.A.

                                          PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                               ANNEX 9
                                                                                                              CONSOLIDATED
                                                                                                            Final Printing
--------------------------------------------------------------------------------------------------------------------------
PLANT OR CENTER                         ECONOMIC ACTIVITY                                   PLANT              UTILIZATION
                                                                                       CAPACITY (1)                (%)
--------------------------------------------------------------------------------------------------------------------------
TELEVISION:                                                                                  0                   0
CORPORATIVO SANTA FE                    HEADQUARTERS                                         0                   0
TELEVISA SAN ANGEL                      PRODUCTION AND BROADCASTING PROGRAMMING.             0                   0
TELEVISA CHAPULTEPEC                    PRODUCTION AND BROADCASTING PROGRAMMING.             0                   0
REAL ESTATE                             LAND AND UNOCCUPIED, BUILDING,                       0                   0
                                        PARKING LOTS, ADMINISTRATIVE                         0                   0
                                        OFFICES, RADIO ANTENNAS,                             0                   0
                                        TELEVISION STATIONS FACILITIES.                      0                   0
TRANSMISSION STATIONS                   BROADCASTER STATIONS.                                0                   0
PUBLISHING:                                                                                  0                   0
EDITORIALS                              ADMINISTRATION, SALES, PRODUCTION,                   0                   0
                                        STORAGE AND DISTRIBUTION OF                          0                   0
                                        MAGAZINES AND NEWSPAPERS.                            0                   0
AUDIO:                                                                                       0                   0
SISTEMA RADIOPOLIS, S.A. DE C.V.        BROADCASTER STATIONS.                                0                   0
CABLE TELEVISION:                                                                            0                   0
CABLEVISION, S.A. DE C.V.               CABLE TELEVISION, SIGNAL CONDUCTION                  0                   0
                                        AND TRANSMISSION EQUIPMENT.                          0                   0
OTHER BUSINESSES:                                                                            0                   0
IMPULSORA DEL DEPORTIVO                 SOCCER, SOCCER TEAMS, TRAINING                       0                   0
NECAXA, S.A. DE C.V. AND CLUB           FACILITIES, ADMINISTRATIVE OFFICES AND               0                   0
DE FUTBOL AMERICA, S.A. DE C.           THE AZTECA STADIUM.                                  0                   0
COMUNICACIONES MTEL, S.A. DE            NATIONWIDE PAGING.                                   0                   0
                                                                                             0                   0
                                                                                             0                   0
                                                                                             0                   0

--------------------------------------------------------------------------------------------------------------------------

NOTES


                                                       MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                           QUARTER:      3       YEAR:   2004
GRUPO TELEVISA, S.A.

                                                         MAIN RAW MATERIALS

                                                              ANNEX 10
                                                                                                              CONSOLIDATED
                                                                                                            Final Printing
--------------------------------------------------------------------------------------------------------------------------
                                      MAIN                                             MAIN           DOM.        COST
         DOMESTIC                   SUPPLIERS                 FOREIGN               SUPPLIERS        SUBST.    PRODUCTION
                                                                                                                  (%)
--------------------------------------------------------------------------------------------------------------------------
PROGRAMS AND FILMS          ANIME CREATIVE
                            CORPORATION                                                                            0.08
                            CIMA FILMS, S.A.
                            DE C.V.                                                                                0.06
                            CINEMAS LUMIERE,
                            S.A. DE C.V.                                                                           0.06
                            CINEMATOGRAFICA
                            RODRIGUEZ, S.A.                                                                        0.21
                            COMAREX, S.A.
                            DE C.V.                                                                                0.14
                            CHURUBUSCO, S.A.                                                                       0.65
                            DIANA INTERNACIO-
                            NAL  FILMS, S.A.                                                                       0.11
                            DISTRIBUIDORA RO-
                            MARI, S.A. DE C.V.                                                                     1.59
                            FILMADORA MEXI-
                            CANA, S.A.                                                                             0.08
                            GRUPO GALINDO,
                            S.A. DE C.V.                                                                           0.08
                            GUIAS, S.A. DE C.V.                                                                    0.25
                            GUSSI, S.A. DE C.V.                                                                    3.72
                            NUVISION, S.A.                                                                         0.97
                            ORO FILMS,
                            S.A. DE C.V.                                                                           0.23
                            PELICULAS  RODRI-
                            GUEZ, S.A.                                                                             0.69
                            PELICULAS Y VI-
                            DEOS INTERNACIO-
                            NALES, S.A.                                                                            0.08
                            PRODUCCIONES
                            AGUILA,S.A.                                                                            0.18
                            PRODUCCIONES
                            ALFA AUDIOVISUAL                                                                       0.05
                            PRODUCCIONES
                            GONZALO ELVIRA                                                                         0.13
                            QUALITY FILMS, S.A.                                                                    0.07
                            SECINE, S.A. DE C.V.                                                                   0.85
                            TELE ALIANZA,
                            S.A. DE C.V.                                                                           0.07
                            UNION INTERNACIO-
                            NAL, S.A. DE C.V.                                                                      0.05
                            OTHER                                                                                  0.58
                                                    PROGRAMS AND FILMS     4KIDS ENTERTAINMENT        NO           0.21
                                                                           ABC DISTRIBUTION
                                                                           COMPANY                    NO           0.48
                                                                           ALFRED HABER
                                                                           DISTRIBUTION, INC.         NO           0.46
                                                                           ALLIANCE ATLAN-
                                                                           TIS INTERNATIONAL          NO           0.98
                                                                           AMERICA PRO-
                                                                           DUCCIONES, S.A.            NO           2.31
                                                                           BETAFILM GMBH
                                                                           & CO.                      NO           1.05
                                                                           BEVERLY HILLS
                                                                           ENTERTAINMENT              NO           0.19
                                                                           BKN INTERNA-
                                                                           CIONAL,INC.                NO           0.14
                                                                           BUENAVISTA
                                                                           INTERNATIONAL
                                                                           INC.                       NO           0.16
                                                                           CANAL + DA                 NO           0.16
                                                                           CARSEY WERNER
                                                                           DISTRIBUTION,INC.          NO           0.32
                                                                           CBS BROADCAST
                                                                           INTERNATIONAL              NO           1.62
                                                                           CDC UNITED
                                                                           NETWORK                    NO           0.10
                                                                           CINAR FILMS, INC.          NO           0.12
                                                                           CONSTELLATION
                                                                           PICTURES, INC.             NO           3.31
                                                                           CROWN MEDIA
                                                                           DISTRIBUTION               NO           0.42
                                                                           DREAMWORKS                 NO           1.76
                                                                           EVERGREEN ENTER-
                                                                           TAINMENT GLOBAL            NO           0.14
                                                                           FIREWORKS INTER-
                                                                           NATIONAL                   NO           0.32
                                                                           FREMANTLE INTER-
                                                                           NATIONAL DISTRI-
                                                                           BUTION, LTD.               NO           0.18
                                                                           GLOBAL PROGRA-
                                                                           MMING NETWORK              NO           0.24
                                                                           GMD GLOBAL
                                                                           MEDIA DISTRIBU-
                                                                           TIONS                      NO           0.85
                                                                           HALLMARK ENTER-
                                                                           TAINMENT DISTRI-
                                                                           BUTIONS                    NO           0.29
                                                                           HARMONY GOLD
                                                                           USA, INC.                  NO           0.13
                                                                           HEARTS ENTER-
                                                                           TAINMENT, INC.             NO           0.43
                                                                           HIGHPOINT PRODUC-
                                                                           TIONS, INC.                NO           0.18
                                                                           HIT ENTERTAIN-
                                                                           MENT PLC.                  NO           0.13
                                                                           INDEPENDENT
                                                                           INTERNATIONAL
                                                                           T.V. INC.                  NO           2.60
                                                                           ITSY BITSY
                                                                           ENTERTAINMENT              NO           1.13
                                                                           KUSHNER-LOCKE
                                                                           INTERNATIONAL              NO           0.34
                                                                           MGM/UA TELECOM-
                                                                           MUNICATIONS, INC.          NO           2.59
                                                                           MORGAN CREEK
                                                                           INTERNATIONAL              NO           0.12
                                                                           MTV NETWORKS A
                                                                           DIVISION OF VIACOM
                                                                           INT.                       NO           0.80
                                                                           MULTIMEDIA GROUP
                                                                           OF CANADA                  NO           0.22
                                                                           NBC INTERNATIONAL          NO           0.10
                                                                           NELVANA INTER-
                                                                           NATIONAL                   NO           0.48
                                                                           NEW LATIN IMAGE
                                                                           CORPORATION                NO           0.09
                                                                           NU IMAGE INCORPO-
                                                                           RATED                      NO           0.14
                                                                           PARAMOUNT
                                                                           PICTURES, CORP.           NO            .76
                                                                           POKEMON USA,
                                                                           INC.                       NO           0.12
                                                                           PROTELE, INC.              NO           4.81
                                                                           RCN TELEVISION,
                                                                           S.A.                       NO           1.00
                                                                           REPRESENTA-
                                                                           CIONES DE TELE-
                                                                           VISION                     NO           0.45
                                                                           ROSE ENTERTAIN-
                                                                           MENT, INC.                 NO           0.43
                                                                           RYSHER ENTER-
                                                                           TAINMENT, INC.             NO           0.41
                                                                           SALSA
                                                                           DISTRIBUTION               NO           0.32
                                                                           SALSA ENTER-
                                                                           TAINMENT,INC.              NO           1.10
                                                                           SONY CORPORA-
                                                                           TION OF AMERICA            NO           7.62
                                                                           STUDIO CANAL
                                                                           IMAGE                      NO           0.81
                                                                           SUNBOW ENTER-
                                                                           TAINMENT                   NO           0.15
                                                                           TELEVISION FILM
                                                                           DISTRIBUTION               NO           0.45
                                                                           TELEVIX ENTER-
                                                                           TAINMENT                   NO           0.19
                                                                           TEPUY USA COR-
                                                                           PORATION                   NO           0.24
                                                                           TOEI ANIMATION
                                                                           CO., LTD                   NO           0.55
                                                                           TOP ENTERTAINMENT
                                                                           PRODUCTS, INC.             NO           0.17
                                                                           TRIMARK TELEVISION         NO           0.17
                                                                           TWENTIETH CEN-
                                                                           TURY FOX, INC.             NO           5.53
                                                                           UNIVERSAL STUDIOS
                                                                           INTERNATIONAL, B.V.        NO           2.29
                                                                           VENTURA FILM
                                                                           DISTRIBUTORS BV            NO           1.00
                                                                           WARNER BROS.
                                                                           INTERNATIONAL
                                                                           TELEVISION                 NO           2.96
                                                                           WHILAND COMPANY            NO           3.98
                                                                           WORDLDIVISION
                                                                           ENTERPRISES, INC.          NO           2.43
                                                                           XYSTUS, LLC.               NO           0.70
                                                                           OTHER                                   1.09
COAXIAL CABLE RG
MAYA 60                     NACIONAL DE
                            CONDUCTORES,
                            S.A. DE C.V.                                                                           3.30
SINGLE TELEGRIP             CORPODISENO DE
                            HERRAJES, S.A.                                                                         0.01
IDENTIFICATION PLAQUE       RIVANDI, S.A. DE C.V.                                                                  0.11
                                                    CABLEMODEMS            MOTOROLA, INC.             NO           0.61
                                                    HILTI  BOLT            HILTI  MEXICANA,
                                                                           S.A. DE C.V.               NO           0.06
                                                    SWITCH                 CABLENETWORK
                                                                           MEXICO                     NO           0.03
                                                    SWITCH                 DISTRIBUIDORA Y
                                                                           COMERCIALIZADORA          YES           0.15
                                                    TWO OUTLET DEVICE AC   TVC CORPORATION           YES           0.05
                                                    200 DECODER            MOTOROLA, INC.             NO           8.52
COUCHE PAPER                PAPELERA MOHGA-
                            BBA, S.A.                                                                              0.92
                            SUMINISTROS Y
                            SERVICIOS BROM                                                                         0.58
                            REPRESENTACIONES
                            MREAL                                                                                  0.02
                            PRODUCTORA
                            COMERCIALIZA
                            DORA Y EDITORA                                                                         0.61
                            ROOSSEVELT PAPEL                                                                       0.32
                                                    COUCHE PAPER           STORAM ENSON              YES           7.32
                                                                           UPM KYMMENE SEAS          YES           7.57
                                                                           BULKLEY DUNKE             YES           2.35
                                                                           M REAL                    YES           1.32
                                                                           MYLLLIKOSKI
                                                                           PAPEL                     YES           3.34
                                                                           TEMBEC, INC.              YES           0.44
                                                                           BULKLEY DUNTON            YES           5.85
                                                                           FINNIPAP                  YES           8.53
                                                                           WEB SOURCE                YES           0.28
                                                                           BOWATER, INC.             YES           1.29
                                                                           NORKE CANADA              YES           0.65
PAPER AND IMPRESSION        PRODUCTORA CO-
                            MERCIALIZADORA Y
                            EDITORES DE LI
                            BROS , S.A. DE C.V.                                                                    1.56
                            OFFSET
                            MULTICOLOR                                                                             6.05
                            IMPRESOS MOINO                                                                         1.12
                            PROCESOS IND
                            DE PAPEL, S.A.                                                                         2.38
                            LABORATORIO LITO
                            COLOR, S.A.                                                                            0.05
                            SERVICIOS PROFE-
                            SSIONALES, S.A.                                                                        0.44
                                                    PAPER AND IMPRESSION   QUEBECOR
                                                                           CHILE, S.A.               YES           2.77
                                                                           QUEBECOR
                                                                           WORLD, INC.               YES           0.07
                                                                           GRUPO OP GRAFICAS
                                                                           S.A.                      YES           0.40
                                                                           PRINTER COLOMBIA-
                                                                           NA, S.A.                  YES           0.60
                                                                           ST. IVES, INC.            YES           7.41
                                                                           BEST LITHO                YES           0.40
                                                                           EDITORES, S.A.            YES           0.14
                                                                           RR DONELLY                YES           2.58
                                                                           QUAD GRAPHICS             YES           2.10
                                                                           PRO-OFFSET EDI-
                                                                           TORIAL, LTDA.             YES           0.05

--------------------------------------------------------------------------------------------------------------------------

                                    MEXICAN STOCK EXCHANGE

 STOCK EXCHANGE CODE:  TLEVISA                          QUARTER:   3            YEAR:   2004
 GRUPO TELEVISA, S.A.
                                SALES DISTRIBUTION BY PRODUCT
                                           ANNEX 11
                                        DOMESTIC SALES
                                                                                CONSOLIDATED
                                                                              Final Printing
--------------------------------------------------------------------------------------------
                                        TOTAL PRODUCTION            NET SALES
                                        ----------------------------------------     MARKET
   MAIN PRODUCTS                        VOLUME      AMOUNT    VOLUME     AMOUNT      SHARE
                                                                                      (%)
--------------------------------------------------------------------------------------------


INTERSEGMENT ELIMINATIONS                                               (481,153)
TELEVISION:
-----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)                                82
ADVERTISED TIME SOLD (HALF HOURS)                                 5   11,126,369














OTHER INCOME                                                              73,747
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALE OF SIGNALS                                                          429,525
ADVERTISED TIME SOLD                                                      70,414
PUBLISHING:
-----------
MAGAZINE CIRCULATION                  91,578        820,120  41,559      515,064









PUBLISHING                                                               414,625
PUBLISHING DISTRIBUTION:                               11,352            355,806
------------------------





SKY MEXICO:
-----------
DTH BROADCAST SATELLITE
PAY TELEVISION                                                         2,225,192
PAY PER VIEW                                                             106,508
CHANNEL COMMERCIALIZATION                                                 24,608
CABLE TELEVISION:
-----------------
ANALOGIC AND DIGITAL SERVICE                                             770,050
SERVICE INSTALLATION                                                      18,610
PAY PER VIEW                                                               1,276
CHANNEL COMMERCIALIZATION                                                 20,118
OTHER                                                                      8,784








RADIO:
------
ADVERTISED TIME SOLD                                                     198,580









OTHER BUSINESSES:
-----------------
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                          531,933





SPECIAL EVENTS AND SHOW PROMOTION                                        413,879


NATIONWIDE PAGING SERVICE                                                128,469











INTERNET SERVICES                                                         86,675




-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                           820,120               17,039,079
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                     MAIN
                                            ----------------------------------------------------
              MAIN PRODUCTS                 TRADEMARKS                                 CUSTOMERS
-----------------------------------------------------------------------------------------------------------------------------------


INTERSEGMENT ELIMINATIONS
TELEVISION:
-----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)                                               PROCTER & GAMBLE DE MEXICO, S.A. DE C.V.
                                                                                THE COCA-COLA EXPORT COMPANY.
                                                                                UNILEVER DE MEXICO, S.A. DE C.V.
                                                                                SABRITAS, S. DE R.L. DE C.V.
                                                                                BIMBO, S.A. DE C.V.
                                                                                PEPSI COLA MEXICANA, S.A. DE C.V.
                                                                                CERVECERIA MODELO, S.A. DE C.V.
                                                                                TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                DANONE DE MEXICO, S.A. DE C.V.
                                                                                NESTLE MEXICO, S.A. DE C.V.
                                                                                KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                PRODUCCIONES INFOVISION, S.A. DE C.V.
                                                                                KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
                                                                                GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
                                                                                FRABEL, S.A. DE C.V.
OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALE OF SIGNALS
ADVERTISED TIME SOLD
PUBLISHING:
-----------
MAGAZINE CIRCULATION                      TV Y NOVELAS MAGAZINE,                GENERAL PUBLIC (AUDIENCE)
                                          TELEGUIA MAGAZINE,                    DEALERS
                                          VANIDADES MAGAZINE                    COMMERCIAL CENTERS (MALLS)
                                          COSMOPOLITAN MAGAZINE
                                          BIOGRAPHICAL BOOKS
                                          SOCCERMANIA MAGAZINE
                                          TU MAGAZINE
                                          MEN'S HEALTH MAGAZINE
                                          CARAS MAGAZINE
                                          MUY INTERESANTE MAGAZINE
PUBLISHING                                                                      VARIOUS
PUBLISHING DISTRIBUTION:                  MAGAZINE:
------------------------
                                          "MAESTRA PREESCOLAR"
                                          "EL EGIPTO DE LOS FARAONES"
                                          "FABULA DISNEY"
                                          "REVISTA DEL CONSUMIDOR"
                                          "MAESTRA DE PRIMARIA"
SKY MEXICO:
-----------
DTH BROADCAST SATELLITE
PAY TELEVISION                            SKY                                   GENERAL PUBLIC
PAY PER VIEW
CHANNEL COMMERCIALIZATION
CABLE TELEVISION:
-----------------
ANALOGIC AND DIGITAL SERVICE                                                    GENERAL PUBLIC
SERVICE INSTALLATION                                                            OPERADORA MEGACABLE, S.A. DE C.V.
PAY PER VIEW                                                                    CERVECERIA MODELO, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                                                       GRUPO WARNER LAMBERT MEXICO, S. DE R.L. DE C.V.
OTHER                                                                           TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                DAIMLERCHRYSLER DE MEXICO, S.A. DE C.V.
                                                                                FORD MOTOR COMPANY, S.A. DE C.V.
                                                                                BRISTOL MYERS SQUIBB DE MEXICO, S. DE R.L. DE C.V.
                                                                                KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                                BANCO NACIONAL DE MEXICO, S.A.
                                                                                ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                                BAYER DE MEXICO, S.A. DE C.V.
                                                                                SONY DE MEXICO, S.A. DE C.V.
RADIO:
------
ADVERTISED TIME SOLD                                                            CERVECERIA MODELO, S.A. DE C.V.
                                                                                ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                                VENTAS Y SERVICIOS AL CONSUMIDOR, S.A. DE C.V.
                                                                                PEGASO PCS, S.A. DE C.V.
                                                                                GIGANTE, S.A. DE C.V.
                                                                                NEXTEL DE MEXICO, S.A. DE C.V.
                                                                                COMERCIAL MEXICANA
                                                                                GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
                                                                                ALESTRA, S. DE R.L. DE C.V.
                                                                                DISTRIBUIDORA KROMA, S.A. DE C.V.
OTHER BUSINESSES:
-----------------
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                 CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                                CINEMEX, S.A. DE C.V.
                                                                                CINEMARK DE MEXICO, S.A. DE C.V.
                                                                                CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                                MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                                GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION         AMERICA                               GENERAL PUBLIC (AUDIENCE)
                                          NECAXA                                FEDERACION MEXICANA DE FUTBOL, A.C.
                                          REAL SAN LUIS
NATIONWIDE PAGING SERVICE                 SKYTEL                                FERROCARRIL MEXICANO, S.A. DE C.V.
                                                                                BANCO NACIONAL DE MEXICO, S.A.
                                                                                HEWLETT PACKARD DE MEXICO, S. DE R.L. DE C.V.
                                                                                COMISION FEDERAL DE ELECTRICIDAD
                                                                                EDS DE MEXICO, S.A. DE C.V.
                                                                                AVANTEL, S.A.
                                                                                FERROSUR, S.A. DE C.V.
                                                                                SECRETARIA DE GOBERNACION
                                                                                SCHERING PLOUGH, S.A. DE C.V.
                                                                                BBVA BANCOMER, S.A.
                                                                                GRUPO NACIONAL PROVINCIAL, S.A.
                                                                                I.B.M. DE MEXICO, S.A.
INTERNET SERVICES                         ESMAS.COM                             MEDIA CONTACTS, S.A. DE C.V.
                                                                                TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                MOTOROLA DE MEXICO, S.A.
                                                                                NESTLE MEXICO, S.A. DE C.V.
-----------------------------------------------------------------------------------------------------------------------------------

                                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                                               QUARTER:   3       YEAR:   2004
GRUPO TELEVISA, S.A.
                                                    SALES DISTRIBUTION BY PRODUCT
                                                              ANNEX 11A
                                                            FOREIGN SALES
                                                                                                               CONSOLIDATED
                                                                                                             Final Printing
---------------------------------------------------------------------------------------------------------------------------
                                                TOTAL PRODUCTION         NET SALES
                                            ---------------------------------------------
               MAIN PRODUCTS                   VOLUME      AMOUNT     VOLUME   AMOUNT         DESTINATION
---------------------------------------------------------------------------------------------------------------------------

INTERSEGMENT ELIMINATIONS                                                       (5,641)
TELEVISION BROADCASTING:
------------------------
ADVERTISING TIME SOLD                                                          342,198    UNITED STATES OF AMERICA





OTHER INCOME                                                                    72,119    UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALES OF SIGNALS                                                                78,902    SPAIN
                                                                                          ARGENTINA
                                                                                          CHILE
                                                                                          GUATEMALA

                                                                                          COLOMBIA

PROGRAM LICENSING:
------------------
PROGRAMMING AND ROYALTIES                                                    1,401,091    UNITED STATES OF AMERICA
                                                                                          CENTRAL AMERICA
                                                                                          CARIBBEAN
                                                                                          EUROPE
                                                                                          SOUTH AMERICA
                                                                                          AFRICA
                                                                                          ASIA                            .




PUBLISHING:
-----------
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                                          18,979    295,522    GUATEMALA AND COSTA RICA
                                                                                          UNITED STATES OF AMERICA
                                                                                          PANAMA
                                                                                          SOUTH AMERICA
                                                                                          CENTRAL AMERICA
PUBLISHING                                                                     203,602
PUBLISHING DISTRIBUTION:                                             11,224  1,093,562    PANAMA
------------------------                                                                  SOUTH AMERICA





OTHER BUSINESSES:                                                               17,994
-----------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                        3,499,349
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                                              MAIN
                                            --------------------------------------------------------------------------------
               MAIN PRODUCTS                  TRADEMARKS                   CUSTOMERS

----------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS
TELEVISION BROADCASTING:
------------------------
ADVERTISING TIME SOLD                                                 RCN TELEVISION
                                                                      POWERCORP B.V.
                                                                      THOMSON BROADCASTING AND MEDIA SOLUTIONS
                                                                      MASTER CARD INTERNATIONAL GLOBAL MARKETING
                                                                      CHEIL COMMUNICATIONS, INC.
                                                                      REYNOLDS CONSUMER PRODUCTS
OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
-------------------------------
SALES OF SIGNALS






PROGRAM LICENSING:
------------------
PROGRAMMING AND ROYALTIES                   TELEVISA                  MCCANN ERICKSON, INC.
                                            TELEVISA                  MINDSHARE
                                            TELEVISA                  DAILY AND ASSOCIATES
                                            TELEVISA                  SPOTPLUS
                                            TELEVISA                  CARAT, INC.
                                            TELEVISA                  HORIZON MEDIA, INC.
                                            TELEVISA                  GREY ADVERTISING, INC.
                                                                      INITIATIVE MEDIA, INC.
                                                                      GSD&M ADVERTISING
                                                                      TBWA CHIAT

PUBLISHING:
-----------
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                 T.V. Y NOVELAS MAGAZINE   GENERAL PUBLIC (AUDIENCE)
                                            BIOGRAPHICAL BOOKS        DEALERS
                                            VANIDADES MAGAZINE
                                            COSMOPOLITAN MAGAZINE
                                            TU  MAGAZINE
PUBLISHING
PUBLISHING DISTRIBUTION:                    BARNEY MAGAZINE           GENERAL PUBLIC (AUDIENCE)
------------------------                    FUTBOL TOTAL MAGAZINE
                                            ARMONIA LA NAVIDAD MAGAZINE
                                            HECHO EN CASA MAGAZINE
                                            DIGIMON MAGAZINE


OTHER BUSINESSES:
-----------------

-------------------------------------------------------------------------------
TOTAL
-------------------------------------------------------------------------------


                                     MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                            QUARTER:       3            YEAR:  2004
GRUPO TELEVISA, S.A.

                        PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE


                                            ANNEX 13
                                                                                   CONSOLIDATED
                                                                                 Final Printing
-----------------------------------------------------------------------------------------------
MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT
SEPTEMBER 30, 2004, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND
MEXICAN PESOS):

              DESCRIPTION                 AUTHORIZED AMOUNT      EXERCISED AMOUNT     PROGRESS %
              -----------                 -----------------      ----------------     ----------
U.S. DOLLAR DENOMINATED PROJECTS:
---------------------------------

DIGITALIZATION OF THE CABLE
  TELEVISION NETWORK                      U.S.$        95.0      U.S.$      37.1          39%

INFORMATION TECHNOLOGY
  PROJECTS OF CABLE TELEVISION                         13.5                 10.2          76%

TECHNICAL EQUIPMENT FOR
  T.V.  STATIONS                                       13.3                 10.0          75%

INFORMATION TECHNOLOGY
  PROJECTS                                             11.3                  5.5          49%

MEXICAN PESOS DENOMINATED PROJECTS:
-----------------------------------

INFORMATION TECHNOLOGY
  PROJECTS                                PS.          34.1      PS.        28.3          83%

SOCCER FACILITIES AND
  IMPROVEMENTS                                         27.6                 16.3          59%

TECHNICAL EQUIPMENT FOR
  T.V. STATIONS                                        17.1                 14.4          84%



                              MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA               QUARTER:      3        YEAR:   2004
GRUPO TELEVISA, S.A.

       INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                                     ANNEX 14
                                                                    CONSOLIDATED
                                                                  Final Printing
--------------------------------------------------------------------------------

     MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

     ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

     EFFECTIVE MARCH, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS SENIOR NOTES DUE 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600 MILLION (Ps.6,837,600). CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).


     THE GROUP'S FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2003, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF SEPTEMBER 30, 2004, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2004 WAS 1.0506. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2003, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR SEPTEMBER 2003 WOULD HAVE BEEN 1.0569.


                                      MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:        TLEVISA                                                    DATE:  10/22/2004
GRUPO TELEVISA, S.A.

GENERAL DATA OF ISSUER
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
COMPANY'S NAME:             GRUPO TELEVISA, S.A.
ADDRESS:                    AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5261-20-00
FAX:                        5261-24-94
INTERNET ADDRESS:           www.televisa.com.mx
                            -------------------

TAX DATA OF THE ISSUER
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COMPANY TAX CODE:           GTE901219GK3
ADDRESS:                    AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.

RESPONSIBLE FOR PAYMENT
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NAME:                       C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                    AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5261-25-77
FAX:                        5261-20-43
E-MAIL:                     rglima@televisa.com.mx
                            ----------------------

EXECUTIVES DATA
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BMV POSITION:               CHAIRMAN OF THE BOARD
POSITION:                   CHAIRMAN OF THE BOARD
NAME:                       SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                    AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:               DOCTORES
ZIP CODE:                   06724
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5709-42-89
FAX:                        5709-39-88
E-MAIL:                     emilio@televisa.com.mx
                            ----------------------

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BMV POSITION:               GENERAL DIRECTOR
POSITION:                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                       SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                    AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:               DOCTORES
ZIP CODE:                   06724
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5709-42-89
FAX:                        5709-39-88
E-MAIL:                     emilio@televisa.com.mx
                            ----------------------

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BMV POSITION:               FINANCE DIRECTOR
POSITION:                   CHIEF FINANCIAL OFFICER
NAME:                       LIC. SALVI FOLCH VIADERO
ADDRESS:                    AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5261-25-80
FAX:                        5261-20-39
E-MAIL:                     sfolch@televisa.com.mx
                            ----------------------

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BMV POSITION:               RESPONSIBLE FOR SENDING CORPORATE INFORMATION THROUGH EMISNET
POSITION:                   DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                       C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                    AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5261-25-77
FAX:                        5261-20-43
E-MAIL:                     rglima@televisa.com.mx
                            ----------------------

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BMV POSITION:               RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION THROUGH EMISNET
POSITION:                   VICE PRESIDENT OF CORPORATE FINANCE
NAME:                       LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                    AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5261-24-58
FAX:                        5261-25-24
E-MAIL:                     apenna@televisa.com.mx
                            ----------------------

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BMV POSITION:               RESPONSIBLE FOR LEGAL MATTERS
POSITION:                   VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF GRUPO TELEVISA
NAME:                       LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                    AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5261-25-85
FAX:                        5261-25-46
E-MAIL:                     jmijares@televisa.com.mx
                            ------------------------

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BMV POSITION:               SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                   SECRETARY OF THE BOARD OF DIRECTORS
NAME:                       LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                    AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5261-25-85
FAX:                        5261-25-46
E-MAIL:                     jmijares@televisa.com.mx
                            ------------------------

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BMV POSITION:               PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                   EXTERNAL GENERAL COUNSEL
NAME:                       LIC. RICARDO MALDONADO YANEZ
ADDRESS:                    MONTES URALES # 505, PISO 3
NEIGHBORHOOD:               LOMAS DE CHAPULTEPEC
ZIP CODE:                   11000
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5201-74-47
FAX:                        5520-10-65
E-MAIL:                     rmaldonado@macf.com.mx
                            ----------------------
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BMV POSITION:               RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                   DIRECTOR OF INVESTOR RELATIONS
NAME:                       LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                    AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5261-24-46
FAX:                        5261-24-94
E-MAIL:                     mboyance@televisa.com.mx
                            ------------------------
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BMV POSITION:               RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET
POSITION:                   SECRETARY OF THE BOARD OF DIRECTORS
NAME:                       LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                    AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5261-25-85
FAX:                        5261-25-46
E-MAIL:                     jmijares@televisa.com.mx
                            ------------------------

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BMV POSITION:               RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH EMISNET
POSITION:                   DIRECTOR OF INVESTOR RELATIONS
NAME:                       LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                    AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:               SANTA FE
ZIP CODE:                   01210
CITY AND STATE:             MEXICO, D.F.
TELEPHONE:                  5261-24-46
FAX:                        5261-24-94
E-MAIL:                     mboyance@televisa.com.mx
                            ------------------------

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BOARD OF DIRECTORS
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POSITION:    PRESIDENT(S)

NAME:        EMILIO FERNANDO AZCARRAGA JEAN

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POSITION:    VICE PRESIDENT(S)

NAME:        MARIA ASUNCION ARAMBURUZABALA LARREGUI

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POSITION:    DIRECTOR(S)

NAME:        PEDRO ASPE ARMELLA
NAME:        JULIO BARBA HURTADO
NAME:        JOSE ANTONIO BASTON PATINO
NAME:        ANA PATRICIA BOTIN O'SHEA
NAME:        MANUEL JORGE CUTILLAS COVANI
NAME:        ALFONSO DE ANGOITIA NORIEGA
NAME:        CARLOS FERNANDEZ GONZALEZ
NAME:        BERNARDO GOMEZ MARTINEZ
NAME:        CLAUDIO X. GONZALEZ LAPORTE
NAME:        ROBERTO HERNANDEZ RAMIREZ
NAME:        ENRIQUE KRAUZE KLEINBORT
NAME:        GERMAN LARREA MOTA VELAZCO
NAME:        GILBERTO PEREZALONSO CIFUENTES
NAME:        ALEJANDRO QUINTERO INIGUEZ
NAME:        FERNANDO SENDEROS MESTRE
NAME:        ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME:        CARLOS SLIM DOMIT
NAME:        LORENZO H. ZAMBRANO TREVINO

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POSITION:    ALTERNATE DIRECTOR(S)

NAME:        HERBERT ALLEN III
NAME:        JUAN PABLO ANDRADE FRICH
NAME:        LUCRECIA ARAMBURUZABALA LARREGUI
NAME:        FELIX ARAUJO RAMIREZ
NAME:        MAXIMILIANO ARTEAGA CARLEBACH
NAME:        JOAQUIN BALCARCEL SANTA CRUZ
NAME:        JUAN FERNANDO CALVILLO ARMENDARIZ
NAME:        RAFAEL CARABIAS PRINCIPE
NAME:        FRANCISCO JOSE CHEVEZ ROBELO
NAME:        JOSE LUIS FERNANDEZ FERNANDEZ
NAME:        SALVI FOLCH VIADERO
NAME:        LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME:        JOSE HEREDIA BRETON
NAME:        JOSE ANTONIO LARA DEL OLMO
NAME:        JORGE LUTTEROTH ECHEGOYEN
NAME:        ALBERTO MONTIEL CASTELLANOS
NAME:        RAUL MORALES MEDRANO
NAME:        ALEXANDRE MOREIRA PENNA DA SILVA
NAME:        GUILLERMO NAVA GOMEZ-TAGLE

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POSITION:    STATUTORY AUDITOR(S)

NAME:        MARIO SALAZAR ERDMANN

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POSITION:    ALTERNATE STATUTORY AUDITOR(S)

NAME:        JOSE MIGUEL ARRIETA MENDEZ

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POSITION:    SECRETARY(IES) OF THE BOARD

NAME:        JUAN SEBASTIAN MIJARES ORTEGA

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: October 26, 2004                      By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President